UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

20 February 2024

Results for announcement to the market

Name of Company:      BHP Group Limited (ABN 49 004 028 077)

Report for the half year ended 31 December 2023

This statement includes the consolidated results of BHP for the half year ended 31 December 2023 compared with the half year ended 31 December 2022.

This page and the following 68 pages comprise the half year end information given to the ASX under Listing Rule 4.2A and should be read in conjunction with the 2023 BHP Group annual financial report.

The results are prepared in accordance with IFRS and are presented in US dollars.

				US$ Million
Revenue	Up	6%	to	27,232
Profit after taxation attributable to the members of the BHP Group	Down	86%	to	927

Net Tangible Asset Backing:

Net tangible assets1 per fully paid share were US$8.68 as at 31 December 2023, compared with US$8.91 as at 31 December 2022.

1	Net Tangible Assets includes right of use assets with a carrying value of US$3,194 million as at 31 December 2023 (December 2022: US$2,466 million).

Dividends per share:

Interim dividend for current period	US 72 cents fully franked
(record date 8 March 2024; payment date 28 March 2024)

Interim dividend for previous corresponding period	US 90 cents fully franked

Dividend Reinvestment Plan

Any eligible shareholder who wishes to participate in the dividend reinvestment plan, or to vary a participation election, should do so by 5 March 2024 or, in the case of shareholdings on the South African branch register of BHP Group Limited, in accordance with the instructions of your CSDP or broker. Full terms and conditions of the dividend reinvestment plan and details about how to participate can be found at: bhp.com

This statement was approved by the Board of Directors.

/s/ Stefanie Wilkinson

Stefanie Wilkinson

Group Company Secretary

BHP Group Limited

20 February 2024

Financial results for the half year ended 31 December 2023

Strong underlying financial performance underpinned by reliable operations and disciplined cost control.

We are saddened by the loss of one of our sub-contractors who was fatally injured at BMA’s Saraji mine in January. An investigation is underway into the circumstances of this tragic incident and we are resolute in our commitment to prevent fatalities and serious injuries in our workplace.

Today, we announced underlying attributable profit of US$6.6 billion for the half year. We also announced an interim dividend of 72 US cents per share – a total of US$3.6 billion, equating to a payout ratio of 56%.

The period also had its challenges, with adjustments relating to Nickel West, West Musgrave and Samarco offsetting an otherwise solid operational performance and overall healthy commodity prices.

At our Western Australia Iron Ore operations, we remain the lowest cost major producer globally and in copper we set new production records at our operations in South Australia and Chile. In South Australia, our consolidated copper province has performed strongly and we are pursuing future growth options. In Canada, we’ve sanctioned Jansen Stage 2, which will almost double our planned potash production capacity.

We’ve seen volatility in global commodity prices and demand in the developed world has been softer than expected. That said, China demand is healthy despite weakness in housing and India remains a bright spot. In Australia, the mining industry is facing near-term headwinds in developing resources and it’s essential that the right industrial relations and fiscal settings are in place to support the sector’s ability to compete and win in global markets.

Long term, the mega-trends playing out in the world around us continue to underline our confidence in future demand for steel, non-ferrous metals and fertilisers.

Mike Henry BHP Chief Executive Officer
Safety	Social value

Fatality at BMA	Female employee representation[i]

36.2% h2.6% pts

HY23 33.6%

A team member from one of BHP Mitsubishi Alliance (BMA)’s sub- contracting partners was fatally injured in an incident at BMA’s Saraji mine in January. Investigations into the incident are underway.	We have more than doubled our female employee representation since announcing in 2016 our aspiration to achieve a gender-balanced workforce, and more than 30% of our people leaders are female.

Financial performance

Underlying attributable profit[i][i]	Attributable profit

US$6.6 bn	US$0.9 bn i86%

HY23 US$6.6 bn	HY23 US$6.5 bn

Our underlying attributable profit was in line with HY23, as a result of strong revenue generation and disciplined cost control. All assets are on track to meet their FY24 production and unit cost guidance. FY24 production and unit cost guidance for BMA was revised at the Q2 Operational Review.	Our attributable profit decreased as a result of an exceptional loss of US$5.6 bn following an impairment of Western Australia Nickel, and an increase to the provision related to the Samarco dam failure.

Capital management

Capital and exploration expenditureii	Fully franked interim dividend

US$4.7 bn h57%	US$0.72 per share

HY23 US$3.0 bn	56% payout ratio

We are investing in growth and increased our capital and exploration spend by 57% including at Jansen and Copper South Australia.	We have determined an interim dividend of US$3.6 bn. This follows our strong returns to shareholders in CY23, when we were the highest dividend payer on the ASX.

BHP | Financial results for the half year ended 31 December 2023

Group financial performance

Earnings and margins

Solid operational performance and disciplined cost control, aided by higher iron ore and copper prices in the period, maintains strong underlying financials.

Revenue

US$27.2 bn h6%

HY23 US$25.7 bn

Attributable profit

US$0.9 bn i86%

HY23 US$6.5 bn

Underlying attributable profit

US$6.6 bn

HY23 US$6.6 bn

Profit from operations

US$4.8 bn i56%

HY23 US$10.8 bn

Underlying EBITDAii

US$13.9 bn h5%

HY23 US$13.2 bn

Underlying EBITDA marginii

53.3%

HY23 53.5%

Adjusted effective tax rateii

31.0%

HY23 29.5%

FY24e 30 – 35%

BHP’s revenue increased by US$1.5 bn primarily as a result of higher iron ore and copper prices, as well as the contribution of new mines Prominent Hill and Carrapateena. These were partially offset by New South Wales Energy Coal (NSWEC), where despite a 43% increase in sales volumes, realised prices decreased by 65%.

We continue to experience the impacts of inflation on our underlying cost base, particularly on labour and parts, as reflected in a global inflation rate of 6.3% across our operating jurisdictions during CY23.

Unit costsii were however approximately 5.4%iii higher across our major assets during HY24 reflecting our disciplined cost and reliable operational performance and the normalisation of commodity linked consumable prices such as diesel and acid.

This strong operational performance saw Western Australia Iron Ore (WAIO) maintain its lead as the lowest cost major iron ore producer globally and overall Group Underlying EBITDA increase by 5%, with an Underlying EBITDA margin of 53.3%.

For further details see Underlying EBITDA waterfall.

We expect the lagged impact of global inflation to continue into H2, particularly in relation to labour, and as we negotiate long-term supply arrangements.

We continue to assess the impact of the Australian Federal Government’s ‘Same Job Same Pay’ industrial relations reforms which will add to our labour costs.

Underlying attributable profit was in line with the prior period, however we reported an exceptional loss, which decreased attributable profit by US$5.6 bn, due to:

•  a US$2.5 bn impairment of Western Australia Nickel; and

•  a US$3.2 bn charge related to the Samarco dam failure.

For further details see note 2 – Exceptional items and note 9 – Significant events –Samarco dam failure.

Our adjusted effective tax rate of 31% was above the 30% Australian corporate tax rate. The adjusted effective tax rate for FY24 is still expected to be in the range of 30 to 35%.

Our operating costs include US$1.8 bn of revenue or production based royalties. Once these are included, our Group effective tax rate was 40.9%. The average comparable rate of ASX50 companies is approximately 30%iv.

For further details see Adjusted effective tax rate.

Detailed financial information is included in Appendix 1

BHP | Financial results for the half year ended 31 December 2023

Cash flow and balance sheet

Strong cash flow generation underpinned US$5.1 bn of investments in the period.

Net operating cash flow

US$8.9bn h31%

HY23 US$6.8 bn

Capital and exploration expenditure

US$4.7 bn h57%

HY23 US$3.0 bn

Free cash flowii

US$3.8bn h9%

HY23 US$3.5 bn

Net debtii

US$12.6 bn

FY23 US$11.2 bn

HY23 US$6.9 bn

Gearing ratioii

21.7%

FY23 18.7%

HY23 12.9%

Our net operating cash flow increased by 31% as a result of the higher Underlying EBITDA and lower income tax and royalty-related taxation payments, partially offset by an increase in working capital.

In line with our Capital Allocation Framework (CAF), we generated free cash flow of US$3.8 bn after investing US$5.1 bn. Our investments in the period included:

•  US$3.4 bn in organic development including US$1.7 bn on improvement projects; US$1.3 bn major capital in future facing-commodities; and US$199 m of exploration spend; and

•  US$1.4 bn of maintenance and decarbonisation expenditure[v].

Capital and exploration expenditure is expected to bevi:

•  For FY24 and FY25, ~US$10 bn per annum, including US$0.4 bn of exploration in FY24; and

•  In the medium term, ~US$11 bn per annum on averagevii.

We have flexibility to adjust capital spend and phasing of projects to accommodate market dynamics and cash flow generation.

BHP’s balance sheet remains strong. During the half, BHP issued US$4.8 bn of new bonds and retired US$5.7 bn of debt of which US$5 bn related to the OZL acquisition facility.

Our net debt increased by US$1.5 bn to US$12.6 bn from 30 June 2023, largely reflecting net operating cash flow more than offset by:

•  Payment of dividends to BHP shareholders of US$4.0 bn, and to non-controlling interests of US$0.6 bn; and

•  Capital and exploration expenditure of US$4.7 bn.

Our net debt target range of between US$5 and US$15 bn enables us to maintain a resilient balance sheet during periods of change and external uncertainty while retaining the flexibility to allocate capital within our CAF towards shareholder returns and growth opportunities.

For further details see Net debt waterfall.

Detailed financial information is included in Appendix 1

BHP | Financial results for the half year ended 31 December 2023

Value and returns

Continuing to balance investing in the business and cash returns to shareholders.

Interim dividend 72 US cps Fully franked 56% payout ratio	Earnings per share - basic 18.3 US cps HY23 127.5 US cps

Our operations continued to generate strong Underlying ROCE of 26.4%, including 62% at WAIO.

An interim dividend of US$0.72 per share (US$3.6 bn), equivalent to a 56% payout ratio will be paid to shareholders on 28 March 2024.

Underlying return on capital employed (ROCE)ii 26.4% HY23 29.4%	Earnings per share - Underlyingii 129.6 US cps HY23 130.3 US cps	This extends our track record of strong returns. Including the determined dividend, we will have returned ~US$44 bn cash to shareholders since 1 January 2021.

Important dates for shareholders

BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the interim dividend. Full terms and conditions of the DRP and details about how to participate can be found at: bhp.com

Events in respect of the interim dividend	Date
Announcement of currency conversion into RAND	27 February 2024
Last day to trade cum dividend on Johannesburg Stock Exchange Limited (JSE)	5 March 2024
Ex-dividend Date JSE	6 March 2024
Ex-dividend Date Australian Securities Exchange (ASX), London Stock Exchange (LSE) and New York Stock Exchange (NYSE)	7 March 2024
Record Date	8 March 2024
Announcement of currency conversion into AUD, GBP and NZD	11 March 2024
DRP and Currency Election date	11 March 2024	[1]
Payment Date	28 March 2024
DRP Allocation Date[2]	15 April 2024

1	5:00pm AEDT.
2	Allocation dates may vary between registers but all allocations will be completed on or before 15 April 2024.

Shareholders registered on the South African branch register will not be able to dematerialise or rematerialise their shareholdings between the dates of 5 March 2024 and 8 March 2024 (inclusive), and transfers between the Australian register and the South African branch register will not be permitted between the dates of 27 February 2024 and 8 March 2024 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election should do so before 5:00pm (AEDT) on 11 March 2024, or, in the case of shareholdings on the South African branch register of BHP Group Limited, in accordance with the instructions of your CSDP or broker. The DRP Allocation Price will be calculated in each jurisdiction as an average of the price paid for all shares actually purchased to satisfy DRP elections. The DRP Allocation Price applicable to each exchange will be made available at: bhp.com/DRP

Corporate governance

Terry Bowen retired from the Board following the 2023 Annual General Meeting on 1 November 2023.

The current members of the Board’s committees are:

Risk and Audit Committee	Nomination and Governance Committee	People and Remuneration Committee	Sustainability Committee
Michelle Hinchliffe (Chair)	Ken MacKenzie (Chair)	Christine O’Reilly (Chair)	Gary Goldberg (SID) (Chair)
Xiaoqun Clever-Steg	Gary Goldberg (SID)[1]	Catherine Tanna	Ian Cockerill
Ian Cockerill	Michelle Hinchliffe	Dion Weisler	Catherine Tanna
Christine O’Reilly	Christine O’Reilly		Dion Weisler

1	Senior Independent Director (SID).

BHP | Financial results for the half year ended 31 December 2023

Economic outlookviii

As was the case in recent periods, BHP’s external operating environment in CY23 was relatively volatile. Our key commodity prices were slightly higher overall but with significant variation in performance between individual commodities. We also continued to manage external cost inflation across the business.

In the long run, we expect that population growth, rising living standards, and the infrastructure required for global decarbonisation will drive demand for steel, non-ferrous metals and fertilisers.

In the near term, the economic outlook for the developed world is expected to improve modestly after a difficult year for both steel and non-ferrous metals demand in CY23. China and India are expected to remain relative sources of stability for commodity demand, as they have been over the last 12 months. The prices of steel-making raw materials, which are reliant on the physical fundamentals of trade into Asia, have performed better than the prices of non-ferrous metals over the last half year. Non-ferrous metals have greater exposure to weaker demand in the developed world and also to general investor sentiment, despite low exchange inventories. We anticipate that a more balanced global economy and evidence that the worst of the general inflationary wave is behind us, will have a positive impact on our industry in CY24.

On the cost front, while it is positive to see economy-wide inflation in our operating regions coming under control, we expect the lagged impacts from the inflation peak observed in FY23, as well as continued labour market tightness, to impact our cost base throughout the remainder of FY24. Wage inflation is especially problematic in the context of historically poor productivity performance across the resources industry.

Commodity demand

The demand for commodities in the developed world has been soft over the last 12 months due to anti-inflationary policies and the lagged impacts of the energy crisis. We believe that the lag effect of higher interest rates will continue to restrain household consumption in the developed world in the first half of CY24, but we expect that steel, copper and nickel demand will all be modestly firmer across the Organisation for Economic Cooperation and Development (OECD) in the coming 12 months. We also forecast another solid year for commodity demand in China, while India has considerable positive momentum behind it.

The Chinese economy has been volatile since the zero-COVID policy was eased in December 2022. CY23 saw a solid recovery in a range of sectors important to commodity demand including conventional infrastructure, lower GHG emission technology, manufacturing capital, automotive, shipbuilding and consumer durables. However, weakness continued in the steel-intensive real estate sector and in non-steel exports, and overall corporate profitability has been challenged. Throughout the year authorities have acknowledged that additional policies will be needed to support China’s economic recovery. For the balance of FY24 and into FY25, the key question remains how effective the policy push will be. Until we see greater coherence between the policies and their effective implementation, our outlook will remain cautious and conditional.

The demand picture has been more balanced in India supported by increasing capital investment, and commodity demand has been accordingly robust. The Indian economy has shown continued healthy momentum as the country moves towards a general election, which is expected to be held in the first half of CY24.

For the review and outlook relating to our individual commodities please refer to the relevant segment sections from page 7.

Costs and inflation

At our full year results in August 2023, we noted the lower rate of inflation on our cost base compared to recent periods. Whilst the spot price of certain input costs has normalised, the lagged effect of inflation continued to be felt through the business. Pressures in non-energy raw materials, logistics and manufacturing supply chains and energy risks have continued to ease, but labour costs remain a key forward-looking inflationary risk. The direct and indirect impact of current events in the Red Sea are not expected to alter the downward trend in global inflation, and at this stage have not had any material impact on our business.

BHP | Financial results for the half year ended 31 December 2023

With economy-wide inflation having noticeably eased in our main operational regions, additional pressure has also come out of industry-specific supply chains. We continue to expect some lagged effect of non-labour inflation (including pricing in contracts that reset periodically based on historical outcomes) to impact the business in the balance of FY24 and into FY25. The labour market remains a core inflationary concern, with aggregate wage outcomes in Australia increasingly disconnected from underlying productivity performance, which has been historically weak. This concern is amplified by regulatory reform underway in Australia, which will add to our labour costs and reduce the international competitiveness of the Australian economy.

Overall, the cost of mining production continues to be higher than it was prior to the pandemic. This implies that price support is also expected to be higher than in previous cycles and low-cost operators stand to capture potentially higher relative margins in certain commodities.

For more detail, please refer to our website.

BHP | Financial results for the half year ended 31 December 2023

Detailed financial information on all business segments in the Financial performance summary

Segment and asset performance

Copper

Production

894 kt h7%

HY23 834 kt

FY24e 1,720 – 1,910 kt

Average realised price

US$3.66/lb h5%

HY23 US$3.49/lb

Underlying EBITDA

US$3.5 bn h23%

HY23 US$2.8 bn

25% contribution to the Group’s Underlying EBITDA

46% Underlying EBITDA margin

Underlying ROCE

10%

HY23 11%

Capital and exploration expenditure

US$2.0 bn

HY23 US$1.3 bn

FY24e US$4.2 bn

Commodity review and outlookviii

Despite a 5% increase in prices from HY23 to HY24, copper prices declined slightly over the CY23 period, with intra-year movement driven by shifting expectations of China’s recovery, and demand risk in the OECD from manufacturing weakness, global inflation and tighter financial conditions. Extremely low global copper inventories, rising mine costs and the sector’s vulnerability to operational disruptions helped to establish a higher floor for prices than seen in prior downturns in OECD manufacturing.

In the near term, we expect broad-based end-user demand growth in China to continue, albeit at a somewhat slower pace than the 6% YoY rate seen in CY23. That view includes an assumption of rapidly increasing investment in lower GHG technology for energy and transport. We anticipate a modest recovery in OECD copper demand. A broadly balanced market is the most likely outcome for CY24. That compares to our view of six months ago that a modest surplus was likely. The major difference in the two forecasts are reductions in primary supply announced by copper producers late in CY23. Uncertainty in primary supply remains a key swing factor. In the medium and longer term, traditional demand (such as home building, electrical equipment and household appliances) is expected to remain solid while the decarbonisation mega-trend is expected to bolster demand. In terms of meeting that demand, we anticipate that the cost curve is likely to steepen as challenges to the development of new resources (such as societal expectations, decarbonisation and water challenges) progressively increase. We anticipate that the industry is likely to enter the final third of this decade with a low inventory buffer, which implies that should deficits occur in this phase, as we expect they will, elevated pricing that is well above the cost curve may well occur during this period. Recent negative surprises to the primary supply outlook could bring deficits forward.

Segment outlook

Integration of the Copper South Australia province has successfully achieved more than US$50 m of annualised EBITDA synergies six months ahead of schedule, with each of Olympic Dam, Carrapateena and Prominent Hill delivering strong safety, production and development outcomes. We have also had exploration success in South Australia, announcing an Exploration Target at Oak Dam in July and multiple intersects of copper grade above 1% (and areas above 2%) beneath Olympic Dam (OD Deeps) in January. This operational performance, coupled with the significant resource base, provide a solid foundation on which to study further value realisation, including the potential to grow annual copper production at Copper South Australia to above 500 ktpa.

In Chile, we continue to progress a range of studies to unlock the next phase of value from our significant resource endowment and utilise latent capacity across our Escondida, Spence and Cerro Colorado operations. These include studying concentrator options at Escondida and the evaluation of multiple leaching technologies which could be applied across all three operations. We expect to provide further information on potential development pathways during CY24.

In Peru, Antamina has received environmental approval to extend operations from 2028 until 2036.

BHP | Financial results for the half year ended 31 December 2023

Escondida

Copper production	Unit cost[1,2]	Underlying EBITDA

528 kt h3%	US$1.51/lb h5%	US$2.3 bn h9%

HY23 511 kt	HY23 US$1.44/lb	HY23 US$2.2 bn

FY24e 1,080 – 1,180 kt	FY24e US$1.40 – US$1.70/lb

FY25 and FY26e 1,200 – 1,300 ktpa	FY25 and FY26e US$1.30 – US$1.60/lb

1	Based on average exchange rates of: HY24 USD/CLP 874 (realised); HY23 USD/CLP 920 (realised); FY24e – FY26e USD/CLP 810 (guidance).
2	Refer to Non-IFRS financial information for detailed unit cost reconciliation.

Financial performance

Underlying EBITDA increased by 9% primarily as a result of:

•	Higher copper prices, which had a favourable US$0.2 bn impact; and

•	Increased sales volumes in line with improved concentrator feed grade and higher concentrator throughput.

These were partially offset by higher operating costs, primarily reflecting inventory drawdowns to maintain concentrator ore feed and the impacts of inflation.

Asset outlook

Escondida production guidance for FY24 remains unchanged at between 1,080 and 1,180 kt, increasing to between 1,200 and 1,300 ktpa in FY25 and FY26, after which production is expected to decline to between 900 and 1,000 ktpa for a period in line with lower concentrator feed grades.

Escondida is assessing multiple options to offset the impact of lower concentrator feed grade, which is expected from FY27. These include the potential for a new concentrator to replace the current Los Colorados facility and the application of one or more leaching technologies to improve recoveries and unlock primary sulphide resources. We expect costs associated with the studies, which are captured as operating costs, to increase to ~US$140 m per year in both FY24 and FY25, from ~US$60 m in FY23.

Full SaL, a BHP designed leaching technology, is on track for first production in FY25 and is expected to unlock ~410 kt in copper cathodes over a 10-year period through improved recoveries and shorter leach cycle times. The capital expenditure to implement Full SaL is expected to be approximately US$300 m.

Deployment of autonomous haulage is expected to begin in the Escondida Norte pit in H2 FY24 and ramp up to approximately 50 autonomous trucks over the next three years. Escondida is evaluating transitioning its fleet of approximately 160 conventional haul trucks to autonomous operations over the next decade.

New royalties came into effect for Escondida from 1 January 2024. These will not be included in Escondida unit costs.

BHP | Financial results for the half year ended 31 December 2023

Pampa Norte

Copper production	Spence unit cost[1,2,3]	Underlying EBITDA

138 kt ¯6%	US$1.98/lb ¯10%	US$0.4 bn h37%

HY23 147 kt	HY23 US$2.19/lb	HY23 US$0.3 bn

FY24e 210 – 250 kt1	FY24e US$2.00 – US$2.30/lb

Medium-term ~250 ktpa

1	Production and unit cost guidance for FY24 is provided for Spence only. Cerro Colorado produced 11 kt before ceasing production on 9 November 2023.
2	Based on average exchange rates of: HY24 USD/CLP 874 (realised); HY23 USD/CLP 920 (realised); FY24e USD/CLP 810 (guidance).
3	Refer to Non-IFRS financial information for detailed unit cost reconciliation.

Financial performance

Underlying EBITDA increased by 37% predominately as a result of:

•	Increased sales volumes at Spence driven in part by record concentrate production following improvement in concentrator throughput and recoveries;

•	Higher copper prices, which had a favourable US$51 m impact; and

•	Lower commodity-linked consumable prices.

These were partially offset by costs associated with Cerro Colorado’s transition to temporary closure in December 2023.

Asset outlook

Our application for environmental approval to extend the life of the Spence leaching facilities to 2039, was lodged in FY23. If approved, this would involve the implementation of a novel approach to re-processing previously leached ores followed by a planned medium-term transition to chalcopyrite ore leaching.

Spence remains on-track to achieve fully autonomous mine haulage operations in Q4 FY24 following the successful extension of autonomous truck operations to the cathode ore crushing circuit in January 2024. In total, Spence has deployed 23 of 33 planned autonomous trucks.

The concentrator plant modifications, which commenced in August 2022, are expected to be completed in FY24. In the Q2 FY24 Operational Review, we announced approval of an incremental US$570 m in sustaining capital to progress remediation of previously identified anomalies in the Spence Tailings Storage Facility (TSF). These remediation plans have been developed in consultation with the Engineer of Record, Independent Tailings Review Board and expert consultants.

Production guidance for Spence for FY24 remains unchanged at between 210 and 250 kt, and is expected to average 250 ktpa over the next five years. This guidance remains subject to successful remediation of the TSF anomalies.

Cerro Colorado entered temporary care and maintenance in December 2023. Cerro Colorado’s estimated expenditure of US$45 m for H2 FY24 remains unchanged. We are exploring options to extend the life of Cerro Colorado, including through the use of novel leaching technologies and desalinated water, which could see the operation restart after 2030, subject to environmental approvals.

BHP | Financial results for the half year ended 31 December 2023

Copper South Australia

Copper production	Underlying EBITDA

154 kt h48%	US$0.6 bn h128%

HY23 104 kt	HY23 US$0.3 bn

FY24e 310 – 340 kt

Financial performance

Underlying EBITDA increased 128% predominantly as a result of:

•	The contribution of US$0.3 bn from Carrapateena and Prominent Hill which were acquired in May 2023 as part of the acquisition of OZL; and

•	Higher average realised prices for copper, uranium, gold and silver, which had an impact of US$0.1 bn.

This was partially offset by inflationary impacts on labour and contractors, additional planned maintenance and increased exploration activity at Oak Dam and OD Deeps.

Asset outlook

Integration of OZL has successfully delivered more than US$50 m of annualised EBITDA synergies ahead of schedule through supply chain optimisation and reducing corporate overheads. The operations are performing well with record copper concentrate production at Carrapateena, record gold production at Olympic Dam and record development metres at Prominent Hill. We are looking to apply best practice from across the operations to further optimise operational performance and lift productivity.

Production guidance for FY24 remains unchanged at between 310 and 340 kt, net of the planned transfer of copper concentrate from Prominent Hill to Olympic Dam for processing to realise improved margins by processing high-uranium concentrate into cathode.

We are assessing options for a new two-stage smelter which could produce more than 500 ktpa of copper, with a Final Investment Decision expected between FY26 and FY27. In addition to productivity improvements mentioned above, we are undertaking the following growth projects:

•

At Prominent Hill, the Wira shaft mine expansion project is under construction. After a review of this project, it is expected to come online in FY26, for a total investment of US$673 m, both in-line with our estimates as part of the acquisition. The hoisting shaft is expected to extend the mine life to at least 2036 and may provide access to potential mineralisation outside the current mine plan.

•

At Carrapateena, the Block Cave Expansion project is progressing and is expected to (i) extend the mine life beyond the existing sub-level cave and (ii) increase production at Carrapateena from FY29. Crusher 2 is still expected to come online in Q3 FY24 and to ramp up in Q4 FY24, which will provide an uplift in mine productivity.

We have had continued exploration success at Oak Dam and OD Deeps, and are progressing the external approval process for an access decline at Oak Dam to enable faster and lower cost resource definition drilling of the mineral deposit.

BHP | Financial results for the half year ended 31 December 2023

Iron ore

Production

129 Mt ¯2%

HY23 132 Mt

FY24e 254 – 264.5 Mt

Average realised price

US$103.70/wmt h21%

HY23 US$85.46/wmt

Underlying EBITDA

US$9.7 bn h27%

HY23 US$7.6 bn

68% contribution to the Group’s

Underlying EBITDA

69% Underlying EBITDA margin

Underlying ROCE

85%

HY23 61%

Capital and exploration

expenditure

US$1.0 bn

HY23 US$0.9 bn

FY24e US$2.0 bn

Commodity review and outlookviii

China posted record iron ore consumption and near-record blast furnace utilisation rates in CY23, while India continued to exhibit rapid growth in steel production. In contrast developed regions saw steel output contract once again, albeit at a lesser rate than in CY22. The global result was a considerable improvement from the 4% decline in CY22, although the precise scale of the turnaround in China for CY23 is not clear from publicly reported data.

Over the next two years we expect a small further improvement in global steel production with growth led by India, Southeast Asia and to a lesser extent China. We expect that reduced drag from developed regions will also help.

In China, steel production was resilient at high levels in CY23, making it the 5th consecutive year the country produced more than 1 Bt of steel. Weakness in the real estate sector was more than offset by healthy growth in infrastructure, machinery and autos, as well as net steel exports reaching a seven-year high. In CY24 we expect modest growth in steel production in line with our long-held view that China’s steel production would sit at a plateau in the 1.0 to 1.1 Btpa range in the first half of the 2020s.

India was a continued bright spot with steel production rising around 12% to ~140 Mt in CY23. That is a 40% increase since the beginning of the decade. In CY24 we expect another year of strong growth as construction demand remains robust. Medium term, we note that the Indian government is targeting 300 Mtpa of steel-making capacity by 2030.

In iron ore, conditions improved in CY23 with a broadly balanced market overall, notwithstanding volatility in pricing within the year. For CY24 we expect similar dynamics for the mass balance, but with both supply and demand growth to slow somewhat from the rates of the prior year. Low-cost supply is not growing at a rate sufficient to displace the high-cost production which is required to keep the market balanced. Our estimate of real-time cost support sits in the US$80 – US$100/t range on a 62% Fe CFR basis, unchanged from our previous reporting period. How effectively China’s stimulus policy is implemented, especially with regards to real estate, and how the government chooses to regulate steel production, are both swing factors in CY24.

In the medium term, China’s demand for iron ore is expected to be lower than it is today as it moves beyond its crude steel production plateau and the scrap-to-steel ratio rises, though we expect demand for our products from elsewhere in developing Asia will offset this to a degree.

Segment outlook

At WAIO, we are focused on increasing production to greater than 305 Mtpa over the medium term. We are also studying options for growth of the WAIO business up to 330 Mtpa and we expect to complete these studies in CY25. Options under consideration include developing new mines, expanding and leveraging existing infrastructure, including at Yandi and Port Hedland, increasing ore beneficiation and building a new hub.

In Brazil, Samarco is ramping up production and supporting the local community through jobs, investment and taxes. The Renova Foundation continues to make progress on remediation activity and compensation.

BHP | Financial results for the half year ended 31 December 2023

Western Australia Iron Ore

Iron ore production	Unit cost[1,2]	Underlying EBITDA

126 Mt ¯3%	US$18.46/t h1%	US$9.6 bn h27%

C1ix US$15.98/t3

HY23 130 Mt	HY23 US$18.30/t	HY23 US$7.6 bn

FY24e 282 – 294 Mt (100% basis)	FY24e US$17.40 – US$18.90/t

Medium-term >305 Mtpa (100% basis)	Medium-term <US$17.00/t

1	Based on average exchange rates of: HY24 AUD/USD 0.65 (realised); HY23 AUD/USD 0.67 (realised); FY24e and medium-term AUD/USD 0.67 (guidance).
2	Refer to Non-IFRS financial information for detailed unit cost reconciliation.
3

C1 unit costs for HY23 were US$15.50/t. WAIO C1 unit cost excludes third party royalties of US$1.99 per tonne (HY23: US$1.52 per tonne), net inventory movements US$(0.43) per tonne (HY23: US$0.57 per tonne), depletion of production stripping US$0.77 per tonne (HY23: US$0.84 per tonne), exploration expenses, marketing purchases, demurrage, exchange rate gains/losses, and other income US$0.15 per tonne (HY23: US$(0.14) per tonne).

Financial performance

Underlying EBITDA increased by 27%, primarily driven by:

•	Higher average realised prices for iron ore, which increased by 21% and had a favourable impact of US$2.3 bn; and

•	Lower diesel prices.

This was partially offset by higher price-linked royalties and the impacts of inflation.

During HY24, WAIO maintained its lead as the lowest cost major iron ore producer globally with a C1 unit cost of US$15.98/t.

Asset outlook

South Flank remains on track to ramp up to full production capacity of 80 Mtpa (100% basis) by the end of FY24. South Flank’s high quality ore is expected to maintain WAIO’s average iron ore grade of at least ~61% (excluding Yandi) and increase the overall proportion of lump to between 30% and 33%.

WAIO production guidance for FY24 remains unchanged at between 282 and 294 Mt (100% basis). In support of growing the business to produce >305 Mtpa in the medium term, we are undertaking the following projects:

•	The Port Debottlenecking Project (PDP1) which remains on track to be completed in CY24 following commissioning in December 2023, and is expected to deliver an uplift in port throughput;

•

The Rail Technology Programme (RTP) will be rolled out over the next few years, and is expected to improve communications and signalling, enhance operational safety and reduce variability on our WAIO rail network;

•

The Western Ridge Crusher Project (WRC) was approved by the Board in February 2024 for an expected investment of US$943 m (100% basis). It is expected to deliver ~25 Mtpa (100% basis) from FY28 at a capital intensity of US$38/t, to replace production from the depleting orebodies around Newman.

Average annual sustaining capital expenditure guidance over the medium term, excluding costs associated with operational decarbonisation and our automation programs, remains unchanged at US$5.50/tvi.

BHP | Financial results for the half year ended 31 December 2023

Samarco

Iron ore production	Total Renova Foundation spend

2.5 Mt h13%	US$7.2 bn1 h22%

HY23 2.2 Mt	HY23 US$5.9 bn1

FY24e 4 – 4.5 Mt

1	Refers to total Renova spend since 2016 (100% basis).

Performance

Samarco continues to operate safely and efficiently since re-starting operations in December 2020. Production increased 13% in HY24 to 2.5 Mt (5.1 Mt on a 100% basis), as a result of higher concentrator throughput. Production guidance for FY24 remains unchanged at between 4 and 4.5 Mt.

The restart of the second concentrator, which will increase pellet production capacity to approximately 16 Mtpa (100% basis) through a filtration and dry stack tailings solution, is expected to deliver first production in Q3 FY25.

In December 2023, Samarco completed the restructure of its finances by issuing new debt under the Judicial Reorganisation process. All eligible employees and small suppliers who had claims under the Judicial Reorganisation process have been paid in full. The restructure provides Samarco with a stable financial position to support the funding of its remediation and compensation obligations, as well as to fund the expansion of its operations and continue to benefit its communities through job creation, investment and taxes.

Financials

BHP Brasil remains committed to supporting the Renova Foundation and its work to progress the remediation and compensatory programs to restore the environment and re-establish communities affected by the Samarco dam failure. Renova made strong progress during HY24, and since March 2016, it has paid compensation and financial assistance to approximately 430,000 people and completed approximately 84% of resettlement casesx.

For the half year ended 31 December 2023, BHP Brasil has recognised an income statement charge of US$3.2 bn in relation to the Samarco dam failure, which predominantly reflects the change in the assessment of the estimated costs to resolve all aspects of the Federal Public Prosecution Office Claim and the Framework Agreement obligations. As at 31 December 2023 BHP Brasil’s provision for the Samarco dam failure is US$6.5 bn.

For further information, please see note 9 – Significant events – Samarco dam failure for the Samarco dam failure provision.

BHP | Financial results for the half year ended 31 December 2023

Coal

Production

Metallurgical coal

11.3 Mt i17%

HY23 13.6 Mt

Energy coal

7.5 Mt h36%

HY23 5.5 Mt

Average realised price

Metallurgical coal

US$266.43/t i1%

HY23 US$268.73/t

Thermal coal – export

US$123.29/t i65%

HY23 US$354.30/t

Underlying EBITDA

US$1.0 bn i63%

HY23 US$2.6 bn

7% contribution to the Group’s

Underlying EBITDA

26% Underlying EBITDA margin

Underlying ROCE

15%

HY23 55%

Capital and exploration

expenditure

US$0.4 bn

HY23 US$0.2 bn

FY24e US$0.7 bn

Commodity review and outlook – Metallurgical coalviii

Metallurgical coal prices moved higher in the second half of CY23 on tight fundamentals, particularly on the supply side of the industry. Pig iron production grew strongly in India and China, while it contracted heavily in Europe and was flat in developed Asia. Australian seaborne supply fell for a 4th consecutive year, while Mongolian exports doubled year-on-year.

In the near term, based on public company guidance we expect a modest supply recovery from Australia into the seaborne market. The availability of land borne imports and the operational performance of Chinese domestic mines are key uncertainties for assessing China’s role in the seaborne trade in CY24. On seaborne demand, India is expected to maintain its current strong momentum while we believe that OECD importing regions are likely to see a gradual pickup in their steel industries.

Over the longer term, we believe that higher quality metallurgical coals (such as those produced by our BMA assets) will continue to be required in blast furnace steel-making for decades, driven by the growth of the steel industry in hard coking coal importing countries such as India. In particular, such higher quality coking coals are expected to be valued for their potential to help reduce the GHG emissions intensity of blast furnaces. And with the major seaborne supply region of Queensland having become less conducive to long-life capital investment as a result of changes to the royalty regime, the scarcity value of higher quality coking coals may well increase over time.

Segment outlook

Aligned with this longer-term forecast, our strategic objective is to focus on producing higher quality metallurgical coal. In October 2023, we announced that together with Mitsubishi Development Pty Ltd (our 50:50 joint venture partner in BMA) the sale of our Blackwater and Daunia mines to Whitehaven Coal for up to US$4.1 bn (100%). The sale is expected to complete on 2 April 2024.

In thermal coal, we are seeking the relevant approvals to continue mining at NSWEC beyond the current mining consent that expires at the end of FY26, and proceed with a managed process to cease mining at the asset by the end of FY30.

BHP | Financial results for the half year ended 31 December 2023

BMA

Metallurgical coal production	Unit cost[1,2]	Underlying EBITDA

11.3 Mt i17%	US$129.00/t h29%	US$0.8 bn i43%

HY23 13.6 Mt	HY23 US$100.23/t	HY23 US$1.4 bn

FY24e 46 – 50 Mt (100% basis)	FY24e US$110 – US$116/t

1	Based on average exchange rates of: HY24 AUD/USD 0.65 (realised); HY23 AUD/USD 0.67 (realised); FY24e AUD/USD 0.67 (guidance).
2	Refer to Non-IFRS financial information for detailed unit cost reconciliation.

Financial performance

Underlying EBITDA decreased by 43% predominately driven by:

•	Lower sales volumes in line with lower production volumes, which had an unfavourable impact of US$0.4 bn; and

•

Higher costs as a result of the increase in prime stripping to recover depleted inventory positions following extended weather impacts and labour constraints in prior periods, the impacts of inflation, and planned higher maintenance activity, which were partially offset by lower diesel prices.

Queensland remains one of the highest royalty jurisdictions in the world. The change to the royalty regime in CY22 increased coal royalties to the highest maximum rate in the world, and resulted in an additional US$0.3 bn in royalties paid to the Queensland Government by BHP in relation to HY24 than would have otherwise been paid. Combined with income taxes, this equates to an adjusted effective tax rate including royalties of 62%.

Asset outlook

We are focused on improving value chain stability following depleted inventory positions arising from extended weather impacts and labour constraints over recent years, and we expect this will continue into CY25.

Following the planned sale of the Blackwater and Daunia mines, we expect 86% of BMA’s products will be sold by reference to the Platts PLV HCC FOB Qld index, the highest quality metallurgical coal index, increasing from 64% currently. BMA is also expected to benefit from simplified operations and transport logistics, including the sale and shipment of all products through the 100% owned Hay Point Coal Terminal. After the completion of the sale, we will no longer recognise the closure and rehabilitation provisions for the two sold mines of US$0.6 bn.

Given the negative impact on investment economics resulting from the change in coal royalty rates, and the increase in sovereign risk due to the decision to raise royalties without consultation, we will not be investing in any further growth in Queensland, however we will sustain and optimise our existing operations.

BHP | Financial results for the half year ended 31 December 2023

New South Wales Energy Coal

Energy coal production	Underlying EBITDA

7.5 Mt h36%	US$0.2 bn i84%

HY23 5.5 Mt	HY23 US$1.2 bn

FY24e 13 – 15 Mt

Financial performance

Despite higher sales volumes in line with strong production, Underlying EBITDA decreased by 84%, primarily due to lower average realised prices for thermal coal of 65% which had an unfavourable impact of US$1.7 bn.

The additional volumes resulted in higher operating costs, however these were more than offset by lower royalties (linked to lower prices).

Asset outlook

As announced in June 2022, we made the decision to retain NSWEC in our portfolio and proceed with a managed process to cease mining by the end of FY30.

We submitted a modification request to the NSW Government to extend mining approval to 30 June 2030 in support of the 2030 closure plan. The modification submission went on public exhibition for four weeks in November 2023. The approval process will continue through FY24 alongside continued stakeholder and community engagement on closure plans.

Subject to receiving the necessary approvals, as we look ahead to 2030 we will not be allocating any growth capital to NSWEC. We will continue to optimise the operation for value, with absolute costs expected to be stable in the medium term after a period of higher inflation and input prices. The royalty rates in NSW will rise from 8.2% to 10.8% for open cut mines, effective from 1 July 2024.

BHP | Financial results for the half year ended 31 December 2023

Group & Unallocated

Western Australia Nickel

Production

40 kt h4%

HY23 38 kt

FY24e 77 – 87 kt

Average realised pricexi

US$18,602/t ¯24%

HY23 US$24,362/t

Underlying EBITDA

US$(0.2) bn ¯276%

HY23 US$0.1 bn

Capital and exploration expenditure

US$0.8 bn

HY23 US$0.3 bn

FY24e US$1.4 bn

Commodity review and outlookviii

The nickel industry moved into significant surplus over the course of CY23 as Indonesian supply continued to grow at pace at a time of weak traditional end use demand in the OECD, and mixed outcomes across the electric vehicle value chain versus expectations. Indonesian production of Class-II nickel products is up around 3.6 times since CY19, and its production of intermediates has increased dramatically in the last two years. Whilst electric vehicle and battery demand grew across CY23, a significant destocking cycle in the battery value-chain impacted nickel and all battery metals. The conversion of Indonesian-origin nickel products into cathode, which the London Metal Exchange (LME) chose to allow onto its platforms, saw the significant non-Class-I surplus spill over into visible Class-I inventory, and then LME pricing. LME prices had fallen deep into the cost curve by the end of CY23. Whilst voluntary curtailments have been publicly announced by various operators, we estimate that we are in a multi–year run of surpluses that are likely to average out well over 5% of annual demand.

Longer term, we continue to believe nickel will be a core beneficiary of the electrification mega-trend and that nickel sulphides will be particularly attractive. Notwithstanding that, the industry is expected to experience a difficult multi-year run as excess current and committed supply is gradually absorbed by rising demand. Among the many cases we consider for this timing, our base case is that the market may rebalance by the late 2020s.

Financial performance

During HY24 we integrated the West Musgrave project with the Nickel West operations to create the Western Australia Nickel business unit. As the West Musgrave project is still in execution and is not yet operational, its financial impact for the period is seen in capital and exploration expenditure.

Despite higher production volumes at Nickel West, Underlying EBITDA decreased by US$0.3 bn, to a loss of US$(0.2) bn, predominantly as a result of:

•   Significantly lower realised prices for nickel metal and intermediate products, which had an unfavourable impact of US$0.3 bn; and

•   The unfavourable impact of inflation on the cost base including increased labour and contractor costs.

Nickel West also had increased deliveries of third party concentrate and ore, however the lower nickel prices in the period largely offset the impact of these volumes.

Due to the deterioration in the short-term and medium-term outlook for nickel, BHP has lowered its nickel price assumptions. In addition, capital costs for Western Australia Nickel have increased due to inflation. With regard to these factors, we have recognised an impairment of US$2.5 bn (post tax) against the carrying value of Western Australia Nickel. For further details please refer to note 2 – Exceptional items.

Business outlook

In the context of the above, we are assessing our plans for Western Australia Nickel. These include optimising operations, reducing discretionary expenditure and reviewing capital plans. We are also looking at the longer-term future of Western Australia Nickel, including potentially entering a period of care and maintenance at Nickel West, and assessing phasing and capital spend for the development of the West Musgrave project.

BHP | Financial results for the half year ended 31 December 2023

Potash

Capital expenditure US$0.53 bn h64% HY23 US$0.33 bn FY24e US$1.2 bn Underlying EBITDA US$(0.13) bn HY23 US$(0.09) bn

Commodity review and outlookviii

Potash prices declined across CY23 as prices reverted to more normal ranges with both demand and supply adjusting following the major supply related shocks of the last few years. The existing operations in Russia and Belarus are now back to around four-fifths of pre-shock capacity and global shipments are tracking at 93% of CY20 levels.

In the medium-term we expect existing capacity in Russia and Belarus to return to normal operating rates. However, new projects in the region are expected to face significant delays versus pre-sanctions timelines. Longer term, we believe that potash stands to benefit from the intersection of global mega-trends: rising populations, changing diets and the need for the more sustainable intensification of agriculture on finite arable land. We consider this compelling demand picture, rising geopolitical uncertainty and the maturity of the existing asset base to be an attractive, accelerated entry opportunity in a lower-risk supply jurisdiction such as Saskatchewan, Canada.

Business outlook

In October 2023 we announced an investment of US$4.9 bn for stage 2 of the Jansen potash project, which will increase our total planned potash production capacity to ~8.5 Mtpa (representing approximately 10% of forecast FY30 supply). Transitioning directly from Jansen Stage 1 (JS1) to Jansen Stage 2 (JS2) during the construction period brings a number of operational benefits including leveraging the experience of our integrated project team and continued use of our existing suppliers and contractors. This will allow us to realise potential synergies of ~US$300 m, which are embedded in JS2’s economics.

Jansen

	Progress	Production target date	Investment estimate
Jansen Stage 1
	38%	End-CY26	US$5.7 bn

Project update

JS1 is now 38% complete and on track to deliver first production at the end of CY26, with a two year ramp up period. In HY24, earthworks at JS1 continued, with the concrete foundations for the mill nearing completion. In H2 FY24, we expect to award all remaining major equipment and construction packages for JS1 and will continue to progress underground mine construction activities.

Construction of JS2 is expected to commence in Q4 FY24 and to take approximately six years, with first production expected in FY29, followed by a three year ramp up period. JS2 will have a capital intensity of US$1,050/txii, which is lower than JS1, due to leveraging existing and planned infrastructure. At third party consensus prices, the project is expected to generate an IRR of 15 – 18%, and EBITDA margins of 65 – 70%.

Capital expenditure in HY24 for JS1 and JS2 was US$0.53 bn and we remain on track to spend US$1.2 bn for the full year.

The US$0.13 bn of operating costs incurred at Jansen relate to site services, overheads, studies and social investments, which are expected to continue throughout the project.

BHP | Financial results for the half year ended 31 December 2023

Minerals exploration and early-stage entry

Exploration expenditure US$199 m h28% HY23 US$156 m	As well as the successes seen in Copper South Australia, we continued to build our portfolio of options in future facing commodities via high potential exploration projects, equity investments, joint ventures and farm-in agreements. Greenfield minerals exploration was also undertaken to advance copper targets in Sweden, Chile, Serbia, Peru, Canada, Australia and the United States.

We have announced the second cohort of our accelerator program, Xplor. After reviewing several hundred applications, six early-stage minerals exploration companies were selected to join the program. They will each receive funding of up to US$500,000 and will have access to internal and external industry experts to support their growth. Additionally, several companies were selected from the first Xplor cohort for follow on investments, after successfully completing last year’s program.

We closed the acquisition of Ragnar Metals’ Swedish projects, which included the Tullsta nickel sulphide project. Early drilling results at the project have demonstrated several significant intercepts. Elsewhere, we continue to progress nickel exploration activities in Australia and Canada. We also continued to progress our strategy of partnering with mining companies focused on early-stage copper and nickel exploration projects.

In H2, we intend to pilot exploration trials using generative artificial intelligence. This work extends from a successful proof of concept of the technology in HY24 which achieved early success in retrieving information from large, unstructured government datasets.

BHP | Financial results for the half year ended 31 December 2023

Appendix 1

Financial Report for the half year ended 31 December 2023

Financial performance summary1

A summary of performance for the HY24 and HY23 financial years is presented below.

Key group metrics

	HY24 US$M	HY23 US$M	Change %
Revenue	27,232	25,713	6%
Profit from operations	4,803	10,833	(56%)
Attributable profit	927	6,457	(86%)
Basic earnings per share (cents)	18.3	127.5	(86%)
Interim dividend per share (cents)	72	90	(20%)
Net operating cash flow	8,884	6,770	31%
Capital and exploration expenditure	4,744	3,027	57%
Net debt	12,648	6,910	83%
Underlying EBITDA	13,875	13,230	5%
Underlying attributable profit	6,569	6,597	(0%)
Underlying basic earnings per ordinary share (cents)	129.6	130.3	(1%)

Key asset metrics

Half year ended 31 December 2023 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit
Copper
Escondida	4,427	2,347	1,897		12,737	853
Pampa Norte[5]	1,133	408	199		4,740	392
Antamina[6]	730	469	364		1,454	258
Copper South Australia[7]	1,853	591	232		16,061	581
Other[6]	22	(107)	(141)		322	68

Total Copper from Group production	8,165	3,708	2,551	—	35,314	2,152

Third party products	1,223	28	28	—	—	—

Total Copper	9,388	3,736	2,579	—	35,314	2,152	89	89

Adjustment for equity accounted investments[6]	(730)	(263)	(141)	—	—	(258)	(1)	(1)

Total Copper statutory result	8,658	3,473	2,438	—	35,314	1,894	88	88

Iron Ore
Western Australia Iron Ore	13,991	9,646	8,679		20,937	927
Samarco[8]	—	—	—		(6,272)	—
Other	59	21	9		(127)	—

Total Iron Ore from Group production	14,050	9,667	8,688	(2,899)	14,538	927

Third party products	12	(1)	(1)	—	—	—

Total Iron Ore	14,062	9,666	8,687	(2,899)	14,538	927	44	22

Adjustment for equity accounted investments	—	—	—	—	—	—	—	—

Total Iron Ore statutory result	14,062	9,666	8,687	(2,899)	14,538	927	44	22

Coal
BHP Mitsubishi Alliance[9]	2,882	810	529		6,863	303
New South Wales Energy Coal[10]	980	257	216		(144)	43
Other	—	(31)	(44)		(27)	6

Total Coal from Group production	3,862	1,036	701	—	6,692	352

Third party products	—	—	—	—	—	—

Total Coal	3,862	1,036	701	—	6,692	352	7	2

Adjustment for equity accounted investments[10]	(76)	(61)	(49)	—	—	—	—	—

Total Coal statutory result	3,786	975	652	—	6,692	352	7	2

Group and unallocated items
Potash	—	(129)	(130)		5,247	533	1	1
Western Australia Nickel[11]	725	(174)	(240)		(311)	780	27	25
Other[12]	1	64	(174)		(666)	59	32	32

Total Group and unallocated items	726	(239)	(544)	(3,531)	4,270	1,372	60	58

Inter-segment adjustment	—	—	—	—	—	—	—	—

Total Group	27,232	13,875	11,233	(6,430)	60,814	4,545	199	170

BHP | Financial results for the half year ended 31 December 2023

Half year ended 31 December 2022 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit
Copper
Escondida	4,089	2,160	1,737		12,103	605
Pampa Norte[5]	1,094	298	50		4,693	307
Antamina[6]	752	432	343		1,417	204
Copper South Australia[7]	1,133	259	62		9,911	270
Other[6]	1	(99)	(108)		(51)	9

Total Copper from Group production	7,069	3,050	2,084	—	28,073	1,395

Third party products	988	8	8	—	—	—

Total Copper	8,057	3,058	2,092	—	28,073	1,395	64	61

Adjustment for equity accounted investments[6]	(752)	(244)	(154)	—	—	(204)	(3)	—

Total Copper statutory result	7,305	2,814	1,938	—	28,073	1,191	61	61

Iron Ore
Western Australia Iron Ore	11,756	7,623	6,651		20,669	805
Samarco[8]	—	—	—		(3,235)	—
Other	57	18	6		(41)	7

Total Iron Ore from Group production	11,813	7,641	6,657	111	17,393	812

Third party products	9	—	—	—	—	—

Total Iron Ore	11,822	7,641	6,657	111	17,393	812	50	26

Adjustment for equity accounted investments	—	—	—	—	—	—	—	—

Total Iron Ore statutory result	11,822	7,641	6,657	111	17,393	812	50	26

Coal
BHP Mitsubishi Alliance[9]	3,598	1,426	1,125		7,426	183
New South Wales Energy Coal[10]	2,016	1,288	1,247		(209)	50
Other	—	(29)	(37)		(11)	4

Total Coal from Group production	5,614	2,685	2,335	—	7,206	237

Third party products	—	—	—	—	—	—

Total Coal	5,614	2,685	2,335	—	7,206	237	4	1

Adjustment for equity accounted investments[10]	(48)	(54)	(41)	—	—	—	—	—

Total Coal statutory result	5,566	2,631	2,294	—	7,206	237	4	1

Group and unallocated items
Potash	—	(87)	(88)		4,008	325	—	—
Western Australia Nickel[11]	1,010	99	50		1,100	267	26	24
Other[12]	10	132	(98)		(1,545)	39	15	15

Total Group and unallocated items	1,020	144	(136)	(31)	3,563	631	41	39

Inter-segment adjustment	—	—	—	—	—	—	—	—

Total Group	25,713	13,230	10,753	80	56,235	2,871	156	127

1

Group profit before taxation comprised Underlying EBITDA; exceptional items, depreciation, amortisation and impairments of US$9,072 m (HY23: US$2,397 m) and net finance costs of US$821 m (HY23: US$652 m).

2	Total revenue from thermal coal sales, including BMA and NSWEC, was US$980 m (HY23: US$2,123 m).
3

For more information on the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to non-IFRS financial information.

4	Excludes exceptional items relating to Net finance costs US$190 m and Income tax benefit US$978 m (HY23: Net finance costs US$222 m and Income tax benefit US$2 m).
5	Includes Spence and Cerro Colorado.
6

Antamina, SolGold and Resolution (the latter two included in Other) are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share. Group and Copper level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the Copper segment, includes depreciation, amortisation and impairments (D&A), net finance costs and taxation expense of US$263 m (HY23: US$244 m) related to equity accounted investments.

7	Includes Olympic Dam as well as Prominent Hill and Carrapateena which were acquired on 2 May 2023 as part of the acquisition of OZL.
8

Samarco is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Billiton Brasil Ltda’s share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

9

On 18 October 2023, BHP announced the execution of Asset Sale Agreements for the divestment of BHP’s and Mitsubishi Development Pty Ltd’s respective interests in Blackwater and Daunia mines (part of the BHP Mitsubishi Alliance) to Whitehaven Coal. While BHP continues to report its share of profit and loss within the Coal Segment and asset tables, Blackwater and Daunia assets and liabilities have been classified as ‘Held for Sale’ and therefore excluded from Net Operating Assets. Refer to financial statements note 11 – ‘Assets and liabilities held for sale’ for further information.

10

Includes Newcastle Coal Infrastructure Group (NCIG) which is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Group’s share. Total Coal statutory result excludes contribution related to NCIG until future profits exceed accumulated losses.

11	Includes Nickel West and West Musgrave which was acquired on 2 May 2023 as part of the acquisition of OZL.
12

Other includes functions, other unallocated operations including legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

BHP | Financial results for the half year ended 31 December 2023

Underlying EBITDA waterfall

The following table and commentary describe the impact of the principal factorsii that affected Underlying EBITDA for the half year ended 31 December 2023 compared with the half year ended 31 December 2022:

US$M	Total Group	Copper	Iron ore	Coal	Group and unallocated
Half year ended 31 December 2022	13,230	2,814	7,641	2,631	144
Net price impact	776	406	2,065	(1,548)	(147)
Change in sales prices	629	411	2,300	(1,778)	(304)

Refer to Segment and asset performance for average realised prices
Price-linked costs	147	(5)	(235)	230	157
			WAIO: Higher royalties in line with higher prices.	NSWEC: Lower royalties in line with lower prices.	Western Australia Nickel: Favourable impact of lower nickel price on third party volumes.
Change in volumes	260	164	10	68	18
Escondida: Higher volumes due to higher concentrator feed grade and higher concentrator throughput.	WAIO: Stronger demand in China for portside sales, combined with a favourable product mix at Jimblebar partially offset by continued tie-in activity for the Rail Technology Programme.	NSWEC: Higher volumes
reflecting eased labour
constraints and improved
weather conditions
enabling uplift in truck
productivity.

Partially offset by:

BMA: Lower volumes
due to a significant
increase in planned
maintenance across the
asset, an extended
longwall move and
geotechnical faulting.
This was partially offset
by improved weather
conditions.

					Western Australia Nickel: Higher volumes due to improved performance, and a shorter shutdown period at the Kalgoorlie Smelter offsetting downtime at the Kwinana Refinery.
Change in controllable cash costs	(436)	(105)	17	(130)	(218)
Operating cash costs	(372)	(52)	19	(129)	(210)
Escondida & Spence: Minor inventory drawdowns.	WAIO: Net favourable inventory movements, largely due to a build in pre-crush stocks, partially offset by increased maintenance activity.	BMA: Higher costs as a
result of the increase in
stripping to recover
depleted inventory
positions following
extended weather impacts
and labour constraints in
prior periods.

NSWEC: Higher
stripping costs in line
with higher volumes.

					Western Australia Nickel: Increased deliveries of third party nickel concentrate and ore.
Exploration and business development	(64)	(53)	(2)	(1)	(8)
		Copper South Australia: Higher exploration spend for drilling activities at Oak Dam and Olympic Dam.
Change in other costs	(206)	(105)	(42)	(42)	(17)
Exchange rates	80	80	(15)	(10)	25
Inflation	(507)	(234)	(106)	(107)	(60)

Global inflation rate of 6.3%
Fuel, energy, and consumable price movements	340	176	71	75	18
		Escondida, Spence and Copper South Australia: Primarily due to lower diesel, acid, and electricity prices.	WAIO: Primarily due to lower diesel prices.	BMA & NSWEC: Primarily due to lower diesel prices.	Western Australia Nickel: Primarily due to lower diesel and ammonia prices.
Non-Cash	(119)	(127)	8	—	—
		Escondida: Lower stripping capitalisation reflecting phase of mine plan.
One-off items	—	—	—	—	—
Asset sales	38	—	1	(1)	38
Ceased and sold operations	(23)	(23)	—	—	—
		Cerro Colorado: Entered temporary care and maintenance in December 2023.
New and acquired operations	240	257	—	—	(17)
		Copper South Australia: Contribution from OZL assets acquired in May 2023.
Other	(4)	65	(26)	(3)	(40)
		Antamina: Higher profit from higher capitalised stripping reflecting phase of mine plan.			G&U: Prior period fair value gain on OZL holdings, partially offset by HY24 VAT refund received in relation to previously divested Petroleum operations.
Half year ended 31 December 2023	13,875	3,473	9,666	975	(239)

BHP | Financial results for the half year ended 31 December 2023

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average Half year ended 31 December 2023	Average Half year ended 31 December 2022	As at 31 December 2023	As at 31 December 2022	As at 30 June 2023
Australian dollar[1]	0.65	0.67	0.68	0.68	0.66
Chilean peso	874	920	877	860	803

1	Displayed as US$ to A$1 based on common convention.

Capital and exploration expenditure

Historical capital and exploration expenditure and guidance are summarised below:

	FY24e US$ bn	HY24 US$M	HY23 US$M	FY23 US$M
Maintenance and decarbonisation[1]	3.1	1,350	1,128	2,981
Development - Minerals	6.5	3,195	1,743	3,752
Capital expenditure (purchases of property, plant and equipment)	9.6	4,545	2,871	6,733
Add: exploration expenditure	0.4	199	156	350

Capital and exploration expenditure	~10	4,744	3,027	7,083

1	Includes capitalised deferred stripping of US$441 m for HY24 (HY23: US$432 m) and US$0.9 bn estimated for FY24.

Major Projects

Commodity	Project and ownership	Project scope / capacity	Capital expenditure US$M	First production target date	Progress
Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa.	5,723	End-CY26	Project is 38% complete
Potash	Jansen Stage 2 (Canada) 100%	Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa.	4,859	FY29	Approval announced October 2023.

Production and unit cost guidance

Historical production and production guidance are summarised below:

Production	Medium-term guidance		FY24 guidance			HY24	HY23	HY24 vs HY23
Copper (kt)			1,720 – 1,910			894.4	834.4	7%

Escondida (kt)	1,200 – 1,300	[1]	1,080 – 1,180		Unchanged	527.9	510.7	3%
Pampa Norte (kt)	~250	[2]	210 – 250	[2]	Unchanged	138.1	147.3	(6%)
Copper South Australia (kt)			310 – 340		Unchanged	153.7	104.1	48%
Antamina (kt)			120 – 140		Unchanged	71.7	72.3	(1%)
Carajás (kt)			—		Unchanged	3.0
Iron ore (Mt)			254 – 264.5			129.0	132.0	(2%)
WAIO (Mt)			250 – 260		Unchanged	126.5	129.7	(3%)
WAIO (100% basis) (Mt)	>305		282 – 294		Unchanged	142.1	146.4	(3%)
Samarco (Mt)			4 – 4.5		Unchanged	2.5	2.2	13%
Metallurgical coal - BMA (Mt)			23 – 25	[3]	Lowered	11.3	13.6	(17%)
BMA (100% basis) (Mt)			46 – 50	[3]	Lowered	22.6	27.2	(17%)
Energy coal – NSWEC (Mt)			13 – 15		Top end	7.5	5.5	36%
Nickel (kt)			77 – 87		Unchanged	39.8	38.4	4%

1	Medium term refers to FY25 and FY26.
2

Production guidance is provided for Spence only. Average of 250 ktpa over five years on the basis that remediation of the previously identified TSF anomalies does not impact operations. Cerro Colorado produced 11 kt before ceasing production on 9 November 2023.

3	Excludes production from Blackwater and Daunia mines from the expected date of sale completion, 2 April 2024.

BHP | Financial results for the half year ended 31 December 2023

Historical costs1 and cost guidance for our major assets are summarised below:

			HY24 at
	Medium-term guidance[2]	FY24 guidance[2]	guidance exchange rates[2]	realised exchange rates[3]	HY23[3]	HY24[3] Vs HY23
Escondida unit cost (US$/lb)[4,5]	1.30 –1.60	1.40 – 1.70	1.59	1.51	1.44	5%
Spence unit cost (US$/lb)		2.00 – 2.30	2.10	1.98	2.19	-10%
WAIO unit cost (US$/t)[6]	<17	17.40 – 18.90	18.43	18.46	18.30	1%
BMA unit cost (US$/t)		110 – 116	128.76	129.00	100.23	29%

1	Refer to Non-IFRS financial information for detailed unit cost reconciliations and definitions.
2	FY24 and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.67 and USD/CLP 810.
3	Based on average exchange rates of: HY24 AUD/USD 0.65 USD/CLP 874 (realised); HY23 AUD/USD 0.67 USD/CLP 920 (realised).
4	Escondida unit costs for FY24 onwards exclude revenue based government royalties.
5	Medium term refers to FY25 and FY26.
6	The breakdown of C1 unit costs, excluding third party royalties, are detailed on page 12.

Health, safety and social value

Key safety indicators1

	Target/Goal	HY24	FY23	HY23
Fatalities[2]	Zero work-related fatalities	0	2	0
High-potential injury (HPI) frequency[2]	Year-on-year improvement in HPI frequency	0.10	0.18	0.13
Total recordable injury frequency (TRIF)[2]	Year-on-year improvement in TRIF	4.3	4.4	4.1

A fatal incident occurred subsequent to the reporting period at our BMA operations in January.

Social value: key indicators scorecard1,3

	Target/Goal	HY24	FY23	HY23
Operational greenhouse gas (GHG) emissions (Mt CO2-e)[4]	Reduce operational GHG emissions by at least 30 per cent from FY20 levels[5] by FY30	5.2	9.8	4.9

Value chain emissions: Financial value committed in steelmaking partnerships and ventures to date (US$ m)	Steelmaking: 2030 goal to support industry to develop technologies and pathways capable of 30 per cent GHG emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030	✓	114	✓

Value chain emissions: Reduction[6] in emissions intensity of BHP-chartered shipping of our products (%)	Maritime transportation: 2030 goal to support 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products	43	41	42

Social investment (US$M BHP equity share)	Voluntary social investment aligned to the six pillars of our Social Value Framework	36.1	149.6	41.1

Indigenous procurement spend (US$M)	Purchases from Indigenous vendors target of US$297 million in FY24	289	332.6	141.1

Female employee representation (%)[7]	Aspirational goal for gender balance[8] by the end of FY25	36.2[9]	35.2	33.6

Indigenous employee representation (%)[7]	Australia[10]: aim to achieve 9.7 per cent by the end of FY27	8.4[11]	8.6	8.3

	Chile[12]: aim to achieve 10.0 per cent by the end of FY25	10.2	9.7	8.9

	Canada[13]: aim to achieve 20.0 per cent by the end of FY26	9.4	7.7	6.7

Area under nature-positive management practices[14] (hectares)	2030 goal of having at least 30 per cent of the land and water we steward[15] under conservation, restoration or regenerative practices	—	82,132	—

1	All data points are presented on a total operations basis, unless otherwise noted, and are indicative and subject to non-financial assurance reviews. Excludes former OZL, unless otherwise noted.
2

Former OZL is included in HY24 fatalities and HPI frequency. HY24 TRIF includes former OZL Exploration from 1 December 2023, reflecting progressive migration of employee data onto the BHP systems (updated data will be provided in the full year results for FY24). HPI frequency and TRIF is combined employee and contractor frequency per 1 million hours worked.

3	Includes selection of key social value framework metrics. Additional metrics are included in OFR 6 in the Annual Report 2023.
4

HY24 operational GHG emissions includes emissions from former OZL. HY23 operational GHG emissions have been restated after data finalisation for Annual Report 2023 and do not include former OZL emissions.

5

Our operational GHG emissions are the Scope 1 and Scope 2 GHG emissions from our operated assets. For our baseline year of FY20, our operational GHG emissions were 14.5 Mt CO2-e. FY20 baseline has been adjusted for divestment of our Petroleum business (merger with Woodside completed on 1 June 2022) and our interest in BMC (completed on 3 May 2022), and for methodological changes (use of Intergovernmental Panel on Climate Change (IPCC) Assessment Report 5 (AR5) Global Warming Potentials and the transition to a facility-specific GHG emission calculation methodology for fugitives at Caval Ridge). Our FY20 baseline year emissions will be updated to include the acquisition of OZL.

6

Against CY08. CY08 was selected as the baseline year for this goal to align with the base year for the International Maritime Organisation’s 2030 emissions intensity goal and its corresponding reasoning and strategy.

7	Based on a ‘point in time’ snapshot of employees as at the end of the relevant reporting period.
8	We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organisation.

BHP | Financial results for the half year ended 31 December 2023

9	Includes some but not all former OZL reflecting progressive migration of employee data onto BHP systems. Updated data will be provided in the full year results for FY24.
10	Indigenous employee representation at Minerals Australia operations.
11

Indigenous employee representation in Australia, including Minerals Australia operations and some but not all former OZL (operational and non-operational roles) reflecting progressive migration of employee data onto BHP systems. Updated data will be provided in the full year results for FY24.

12	Indigenous employee representation at Minerals Americas operations in Chile.
13	Indigenous employee representation at the Jansen Potash project and operations in Canada.
14

Area under our stewardship that has a formal management plan including conservation, restoration or regenerative practices. 82,132 hectares is the area as at 30 June 2023. This metric (which was previously reported as a percentage of the areas of land and water that we stewarded at 30 June 2023) is measured on an annual basis and an update, including restatement of the FY23 percentage to reflect a correction to underlying data, will be provided in the full year results for FY24.

15

Excluding greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 30% will be calculated based on the areas of land and water that we steward at the end of FY30.

The Financial Report for the half year ended 31 December 2023 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2023 financial statements contained within the Annual Report of the Group. This news release including the Financial Report is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP and/or its operations during the December 2023 half year compared with the December 2022 half year, unless otherwise noted. Medium term refers to a five-year horizon, unless otherwise noted. Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF); carbon dioxide equivalent (CO2-e); dry metric tonne unit (dmtu); free on board (FOB); giga litres (GL); greenhouse gas (GHG); grams per tonne (g/t); high-potential injury (HPI); kilograms per tonne (kg/t); kilometre (km); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); OZ Minerals Ltd (OZL); pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); and wet metric tonnes (wmt).

The following footnotes apply to this Results Announcement:

i

Based on a ‘point in time’ snapshot of employees as at 31 December 2023, including employees on extended absence, as used in internal management reporting for the purposes of monitoring progress against our goals. We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organization. This includes some but not all former OZL reflecting progressive migration of employee data onto BHP systems. Updated data will be provided in the full year results for FY24. ‘People leaders’ are defined as employees with one or more direct reports.

ii

We use various non-IFRS financial information to reflect our underlying performance. For further information on the reconciliations of certain non-IFRS financial information measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to non-IFRS financial information.

iii	Calculated on a copper equivalent production weighted average basis.

iv	Data sourced from the most recent published financial statements of the ASX50 companies and excludes companies that recorded an accounting loss.

v	Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction; compliance and asset integrity.

vi	Subject to movements in exchange rates; +/- 50% in any given year.

vii	Average for FY26-FY28.

viii	The information in this section is based on BHP data, analysis and desk top research on public data sources.

ix

There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means that third-party data may not be comparable to our data. WAIO C1 unit costs exclude third party royalties, net inventory movements, depletion of production stripping, exploration expenses, marketing purchases, demurrage, exchange rate gains/losses, and other income.

x

Resettlement cases completed includes completed construction (families either moved in or handover to families in progress) or cash payment made. Overall figures calculated considering total of 727 cases, which is the total of known cases as at 31 December 2023.

xi	Relates to refined nickel metal only. Excludes intermediate products and nickel sulphate.

xii	Expected capital intensity for Jansen Stage 2, US$/product tonne, Real 1 July 2023

Forward-looking statements

This release contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions, guidance; reserves and resources and production forecasts; expectations, plans, strategies and objectives of management; our expectations, commitments, targets, goals and objectives with respect to social value or sustainability; climate scenarios; approval of certain projects and consummation of certain transactions; closure, divestment, acquisition or integration of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, and supply of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies; provisions and contingent liabilities; and tax, legal and other regulatory developments.

Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘target’, ‘prospect’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘outlook’, ‘trend’ or similar words. These statements discuss future expectations or performance, or provide other forward-looking information.

Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available, as at the date made. BHP cautions against reliance on any forward-looking statements. These statements do not represent guarantees or predictions of future financial or operational performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

For example, our future revenues from our assets, projects or mines described in this release will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets.

In addition, there are limitations with respect to scenario analysis, including any climate-related scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate.

Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; changes in environmental and other regulations, political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors

BHP | Financial results for the half year ended 31 December 2023

identified in the risk factors discussed in OFR 8.1 in the Annual Report and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

No offer of securities

Nothing in this release should be construed as either an offer, or a solicitation of an offer, to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.

Reliance on third party information

The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP.

No financial or investment advice – South Africa

BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

Emissions and energy consumption data

Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this Report are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means third-party data may not be comparable to our data. For information on how we calculate our GHG emissions and operational energy consumption data refer to the BHP Scopes 1, 2 and 3 GHG Emissions Calculation Methodology 2023 available at bhp.com/climate.

BHP and its subsidiaries

In this release, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 30 ‘Subsidiaries’ of the Financial Statements in the Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets.

This release covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this release as ‘operated assets’ or ‘operations’) during the period from 1 July 2023 to 31 December 2023.

BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise.

1

References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

Further information on BHP can be found at bhp.com

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BHP

Financial Report

Half year ended

31 December 2023

BHP | Financial results for the half year ended 31 December 2023

Consolidated Income Statement for the half year ended 31 December 2023

	Notes	Half year ended 31 Dec 2023 US$M	Half year ended 31 Dec 2022 US$M	Year ended 30 June 2023 US$M
Revenue		27,232	25,713	53,817
Other income		261	269	394
Expenses excluding net finance costs		(19,982)	(15,429)	(31,873)
(Loss)/profit from equity accounted investments, related impairments and expenses	3	(2,708)	280	594

Profit from operations		4,803	10,833	22,932

Financial expenses		(1,164)	(863)	(2,060)
Financial income		343	211	529

Net finance costs	4	(821)	(652)	(1,531)

Profit before taxation		3,982	10,181	21,401

Income tax expense		(2,215)	(3,038)	(6,691)
Royalty-related taxation (net of income tax benefit)		(61)	(17)	(386)

Total taxation expense	5	(2,276)	(3,055)	(7,077)

Profit after taxation		1,706	7,126	14,324

Attributable to non-controlling interests		779	669	1,403
Attributable to BHP shareholders		927	6,457	12,921

Basic earnings per ordinary share (cents)	6	18.3	127.5	255.2
Diluted earnings per ordinary share (cents)	6	18.3	127.3	254.7

The accompanying notes form part of this half year Financial Report.

Consolidated Statement of Comprehensive Income for the half year ended 31 December 2023

	Half year ended 31 Dec 2023 US$M	Half year ended 31 Dec 2022 US$M	Year ended 30 June 2023 US$M
Profit after taxation	1,706	7,126	14,324
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Hedges:
Gains/(losses) taken to equity	114	100	95
(Gains)/losses transferred to the income statement	(92)	(125)	(148)
Loss transferred to initial carrying amount of hedged item	—	—	35
Tax recognised within other comprehensive income	(7)	8	5

Total items that may be reclassified subsequently to the income statement	15	(17)	(13)

Items that will not be reclassified to the income statement:
Re-measurement gains/(losses) on pension and medical schemes	2	6	(18)
Equity investments held at fair value	(47)	(7)	17
Tax recognised within other comprehensive income	—	—	7

Total items that will not be reclassified to the income statement	(45)	(1)	6

Total other comprehensive (loss)/income	(30)	(18)	(7)

Total comprehensive income	1,676	7,108	14,317

Attributable to non-controlling interests	779	669	1,400
Attributable to BHP shareholders	897	6,439	12,917

The accompanying notes form part of this half year Financial Report.

BHP | Financial results for the half year ended 31 December 2023

Consolidated Balance Sheet as at 31 December 2023

		31 Dec 2023 US$M	30 June 2023 US$M
ASSETS
Current assets
Cash and cash equivalents		10,319	12,428
Trade and other receivables		5,352	4,594
Other financial assets		607	470
Inventories		5,313	5,220
Assets held for sale	11	1,570	—
Current tax assets		446	508
Other		193	131

Total current assets		23,800	23,351

Non-current assets
Trade and other receivables		169	148
Other financial assets		1,050	1,115
Inventories		1,426	1,403
Property, plant and equipment		69,994	71,818
Intangible assets		1,615	1,610
Investments accounted for using the equity method		1,618	1,620
Deferred tax assets		76	56
Other		240	175

Total non-current assets		76,188	77,945

Total assets		99,988	101,296

LIABILITIES
Current liabilities
Trade and other payables		6,092	6,296
Interest bearing liabilities		2,839	7,173
Liabilities directly associated with the assets held for sale	11	752	—
Other financial liabilities		712	402
Current tax payable		290	611
Provisions		4,405	4,514
Deferred income		85	47

Total current liabilities		15,175	19,043

Non-current liabilities
Trade and other payables		42	4
Interest bearing liabilities		19,565	15,172
Other financial liabilities		1,607	2,157
Non-current tax payable		39	68
Deferred tax liabilities		3,325	4,299
Provisions		14,594	11,973
Deferred income		50	50

Total non-current liabilities		39,222	33,723

Total liabilities		54,397	52,766

Net assets		45,591	48,530

EQUITY
Share capital		4,819	4,737
Treasury shares		(33)	(41)
Reserves		(26)	13
Retained earnings		36,632	39,787

Total equity attributable to BHP shareholders		41,392	44,496
Non-controlling interests		4,199	4,034

Total equity		45,591	48,530

The accompanying notes form part of this half year Financial Report.

BHP | Financial results for the half year ended 31 December 2023

Consolidated Cash Flow Statement for the half year ended 31 December 2023

	Half year ended 31 Dec 2023 US$M	Half year ended 31 Dec 2022 US$M	Year ended 30 June 2023 US$M
Operating activities
Profit before taxation	3,982	10,181	21,401
Adjustments for:
Depreciation and amortisation expense	2,629	2,456	5,061
Impairments of property, plant and equipment, financial assets and intangibles	3,513	21	75
Net finance costs	821	652	1,531
Loss/(profit) from equity accounted investments, related impairments and expenses	2,708	(280)	(594)
Other	290	258	546
Changes in assets and liabilities:
Trade and other receivables	(763)	888	867
Inventories	(255)	(53)	(44)
Trade and other payables	(33)	(1,598)	(1,086)
Provisions and other assets and liabilities	(519)	(399)	131

Cash generated from operations	12,373	12,126	27,888
Dividends received	199	75	347
Interest received	352	218	545
Interest paid	(800)	(434)	(1,090)
Proceeds from cash management related instruments	311	274	331
Net income tax and royalty-related taxation refunded	175	55	232
Net income tax and royalty-related taxation paid	(3,726)	(5,544)	(9,552)

Net operating cash flows	8,884	6,770	18,701

Investing activities
Purchases of property, plant and equipment	(4,545)	(2,871)	(6,733)
Exploration and evaluation expenditure	(199)	(156)	(350)
Exploration and evaluation expenditure expensed and included in operating cash flows	170	127	294
Investment in subsidiaries, operations and joint operations, net of cash	—	—	(5,868)
Net investment and funding of equity accounted investments	(474)	(369)	(557)
Proceeds from sale of assets	59	81	444
Proceeds from sale of subsidiaries, operations and joint operations net of their cash	55	74	82
Other investing	(145)	(175)	(377)

Net investing cash flows	(5,079)	(3,289)	(13,065)

Financing activities
Proceeds from interest bearing liabilities	4,991	350	8,182
Settlements of debt related instruments	—	(383)	(677)
Repayment of interest bearing liabilities	(6,315)	(1,690)	(3,289)
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts	—	(1)	(88)
Dividends paid	(4,045)	(8,660)	(13,268)
Dividends paid to non-controlling interests	(614)	(527)	(1,175)

Net financing cash flows	(5,983)	(10,911)	(10,315)

Net (decrease)/increase in cash and cash equivalents	(2,178)	(7,430)	(4,679)
Cash and cash equivalents, net of overdrafts, at the beginning of the period	12,423	17,236	17,236
Foreign currency exchange rate changes on cash and cash equivalents	74	(201)	(134)

Cash and cash equivalents, net of overdrafts, at the end of the period	10,319	9,605	12,423

The accompanying notes form part of this half year Financial Report.

BHP | Financial results for the half year ended 31 December 2023

Consolidated Statement of Changes in Equity for the half year ended 31 December 2023

	Attributable to BHP shareholders
US$M	Share capital	Treasury shares	Reserves	Retained earnings	Total equity attributable to BHP shareholders	Non- controlling interests	Total equity
Balance as at 1 July 2023	4,737	(41)	13	39,787	44,496	4,034	48,530

Total comprehensive income	—	—	(32)	929	897	779	1,676
Transactions with owners:
BHP Group Limited shares issued[1]	82	(82)	—	—	—	—	—
Purchase of shares by ESOP Trusts	—	—	—	—	—	—	—
Employee share awards exercised net of employee contributions net of tax	—	90	(71)	(19)	—	—	—
Vested employee share awards that have lapsed, been cancelled or forfeited	—	—	—	—	—	—	—
Accrued employee entitlement for unexercised awards net of tax	—	—	64	—	64	—	64
Dividends	—	—	—	(4,065)	(4,065)	(614)	(4,679)

Balance as at 31 December 2023	4,819	(33)	(26)	36,632	41,392	4,199	45,591

Balance as at 1 July 2022	4,638	(31)	12	40,338	44,957	3,809	48,766

Total comprehensive income	—	—	(24)	6,463	6,439	669	7,108
Transactions with owners:
BHP Group Limited shares issued[1]	99	(99)	—	—	—	—	—
Purchase of shares by ESOP Trusts	—	(1)	—	—	(1)	—	(1)
Employee share awards exercised net of employee contributions net of tax	—	111	(80)	(31)	—	—	—
Vested employee share awards that have lapsed, been cancelled or forfeited	—	—	—	—	—	—	—
Accrued employee entitlement for unexercised awards net of tax	—	—	64	—	64	—	64
Dividends	—	—	—	(8,858)	(8,858)	(527)	(9,385)

Balance as at 31 December 2022	4,737	(20)	(28)	37,912	42,601	3,951	46,552

1

During the period, BHP Group Limited issued 2,919,231 fully paid ordinary shares to the BHP Group Limited Employee Equity Trust and to Solium Capital (Australia) Pty Ltd at A$43.52 per share (31 December 2022: 3,497,366 fully paid ordinary shares at A$40.51 per share), to satisfy the vesting of employee share awards and related dividend equivalent entitlements under those employee share plans.

The accompanying notes form part of this half year Financial Report.

BHP | Financial results for the half year ended 31 December 2023

Notes to the Financial Statements

1. Basis of preparation

This general purpose Financial Report for the half year ended 31 December 2023 is unaudited and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and AASB 134 ‘Interim Financial Reporting’ as issued by the Australian Accounting Standards Board (AASB) and the Australian Corporations Act 2001 as applicable to interim financial reporting. The general purpose Financial Report for the half year ended 31 December 2023 does not include all of the notes of the type normally included in an annual report. Accordingly, this report should be read in conjunction with the annual consolidated Financial Statements for the year ended 30 June 2023 and any public announcements made by the Group in accordance with the continuous disclosure obligations of the ASX Listing Rules.

Segment Reporting disclosures from IAS 34/AASB 134 ‘Interim Financial Reporting’ have been disclosed within the Financial performance summary on pages 20 and 21 outside of this Financial Report.

The half year Financial Statements have been prepared on a basis of accounting policies and methods of computation consistent with those applied in the 30 June 2023 annual consolidated Financial Statements contained within the Annual Report of the Group, with the exception of new accounting standards that became effective for the Group from 1 July 2023. The adoption of these new accounting standards has not had a significant impact on the Group. A number of accounting standards and interpretations have been issued, and will be applicable in future periods. While these remain subject to ongoing assessment, no significant impacts have been identified to date. These standards have not been applied in the preparation of these half year Financial Statements.

All amounts are expressed in US dollars unless otherwise stated. The Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates. Amounts in this Financial Report have, unless otherwise indicated, been rounded to the nearest million dollars.

The Directors have made an assessment of the Group’s ability to continue as a going concern for the 12 months from the date of this report and consider it appropriate to adopt the going concern basis of accounting in preparing the half year Financial Statements.

2. Exceptional items

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements. Such items included within the Group’s profit for the half year are detailed below.

Half year ended 31 December 2023	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(3,120)	(53)	(3,173)
Impairment of Western Australia Nickel assets	(3,500)	1,031	(2,469)

Total	(6,620)	978	(5,642)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(6,620)	978	(5,642)

Samarco Mineração SA (Samarco) dam failure

The loss of US$3,173 million (after tax) relates to the Samarco dam failure, which occurred in November 2015, and comprises the following:

Half year ended 31 December 2023	US$M
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(54)
(Loss)/profit from equity accounted investments, related impairments and expenses:
Samarco dam failure provision	(2,982)
Fair value change on forward exchange derivatives	106
Net finance costs	(190)
Income tax expense	(53)

Total[1]	(3,173)

1	Refer to note 9 ‘Significant events – Samarco dam failure’ for further information.

BHP | Financial results for the half year ended 31 December 2023

Western Australia Nickel impairment

The Group determined that the overall recoverable amount of the Western Australia Nickel cash generating unit (CGU) to be approximately negative US$700 million including closure provisions, resulting in an impairment to property, plant and equipment of US$3,437 million and intangible assets of US$63 million. The impairment is predominantly driven by lower nickel price assumptions, uncertainty in the short-term and medium-term outlook for nickel, escalation in capital costs for Western Australia Nickel, and changes to the development plans for Western Australia Nickel. The Western Australia Nickel CGU is part of the ‘Group and unallocated items’ reportable segment.

The post-impairment carrying value of Western Australia Nickel property, plant and equipment is not material.

Recoverable amount used for the impairment assessment was determined using a fair value less costs of disposal (FVLCD) methodology, applying discounted cash flow techniques utilising a post-tax real discount rate of 7.5% per cent. FVLCD may take into consideration market-based indicators of fair value. FVLCD is based primarily on Level 3 inputs as defined in note 8 ‘Financial risk management – Fair values’.

The exceptional items relating to the half year ended 31 December 2022 and the year ended 30 June 2023 are detailed below.

Half year ended 31 December 2022	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(142)	2	(140)

Total	(142)	2	(140)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(142)	2	(140)

Year ended 30 June 2023	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(340)	17	(323)
Chilean tax reform	—	(283)	(283)

Total	(340)	(266)	(606)

Attributable to non-controlling interests	—	(107)	(107)
Attributable to BHP shareholders	(340)	(159)	(499)

3. Interests in associates and joint venture entities

The Group’s major shareholdings in associates and joint venture entities, including their profit/(loss), are listed below:

	Ownership interest at the Group’s reporting date			(Loss)/profit from equity accounted investments, related impairments and expenses
	31 Dec 2023%	31 Dec 2022%	30 June 2023%	Half year ended 31 Dec 2023 US$M	Half year ended 31 Dec 2022 US$M	Year ended 30 June 2023 US$M
Share of profit/(loss) of equity accounted investments:
Compañia Minera Antamina SA	33.75	33.75	33.75	224	185	451
Samarco Mineração SA1	50.00	50.00	50.00	—	—	—
Other				(56)	(32)	(72)

Share of profit of equity accounted investments				168	153	379

Samarco dam failure provision[1]				(2,982)	18	(256)

Fair value change on forward exchange derivatives[1]				106	109	471

(Loss)/profit from equity accounted investments, related impairments and expenses				(2,708)	280	594

1	Refer to note 9 ‘Significant events – Samarco dam failure’ for further information.

BHP | Financial results for the half year ended 31 December 2023

4. Net finance costs

	Half year ended 31 Dec 2023 US$M	Half year ended 31 Dec 2022 US$M	Year ended 30 June 2023 US$M
Financial expenses
Interest expense using the effective interest rate method:
Interest on bank loans, overdrafts and all other borrowings	764	487	997
Interest capitalised at 6.79% (31 December 2022: 5.20%; 30 June 2023: 5.71%)[1]	(217)	(114)	(271)
Interest on lease liabilities	81	62	130
Discounting on provisions and other liabilities	479	613	1,293
Other gains and losses:
Fair value change on hedged loans	345	(754)	(803)
Fair value change on hedging derivatives	(323)	659	691
Exchange variations on net debt	35	(90)	9
Other	—	—	14

Total financial expenses	1,164	863	2,060

Financial income
Interest income	(343)	(211)	(529)

Net finance costs	821	652	1,531

1

Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings.

BHP | Financial results for the half year ended 31 December 2023

5.	Income tax expense

	Half year ended 31 Dec 2023 US$M	Half year ended 31 Dec 2022 US$M	Year ended 30 June 2023 US$M
Total taxation expense comprises:
Current tax expense	3,271	2,738	6,690
Deferred tax (benefit)/expense	(995)	317	387

Total taxation expense	2,276	3,055	7,077

	Half year ended 31 Dec 2023 US$M	Half year ended 31 Dec 2022 US$M	Year ended 30 June 2023 US$M
Factors affecting income tax expense for the year
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation	3,982	10,181	21,401

Tax on profit at Australian prima facie tax rate of 30 per cent	1,195	3,054	6,420

Tax effect of (loss)/profit from equity accounted investments, related impairments and expenses[1]	844	(52)	(37)
Derecognition of deferred tax assets and current year tax losses	237	162	526
Tax on remitted and unremitted foreign earnings	96	37	137
Amounts over provided in prior years	(8)	(5)	(18)
Foreign exchange adjustments	(29)	11	94
Recognition of previously unrecognised tax assets	(73)	(28)	(109)
Impact of tax rates applicable outside of Australia	(244)	(189)	(558)
Other	197	48	236

Income tax expense	2,215	3,038	6,691

Royalty-related taxation (net of income tax benefit)[2]	61	17	386

Total taxation expense	2,276	3,055	7,077

1

This item removes the prima facie tax effect on (loss)/profit from equity accounted investments, related impairments and expenses that are net of tax, with the exception of the Samarco forward exchange derivatives described in note 3 ‘Interests in associates and joint venture entities’ which are taxable.

2	Includes the revaluation of deferred tax balances in the year ended 30 June 2023, following the substantive enactment of the Chilean Royalty Bill, as presented in note 2 ‘Exceptional items’.

BHP | Financial results for the half year ended 31 December 2023

6.	Earnings per share

	Half year ended 31 Dec 2023 US$M	Half year ended 31 Dec 2022 US$M	Year ended 30 June 2023 US$M
Earnings attributable to BHP shareholders (US$M)[1]	927	6,457	12,921
Weighted average number of shares (Million)
- Basic[2]	5,067	5,064	5,064
- Diluted[3]	5,078	5,073	5,073
Earnings per ordinary share (US cents)[4]
- Basic	18.3	127.5	255.2
- Diluted	18.3	127.3	254.7
Headline earnings per ordinary share (US cents)[5]
- Basic	67.0	127.9	256.1
- Diluted	66.9	127.7	255.7

1	Diluted earnings attributable to BHP shareholders are equal to earnings attributable to BHP shareholders.
2

The calculation of the number of ordinary shares used in the computation of basic earnings per share is the weighted average number of ordinary shares of BHP Group Limited outstanding during the period after deduction of the number of shares held by the BHP Group Limited Employee Equity Trust.

3

For the purposes of calculating diluted earnings per share, the effect of 11 million dilutive shares has been taken into account for the half year ended 31 December 2023 (31 December 2022: 9 million shares; 30 June 2023: 9 million shares). The Group’s only potential dilutive ordinary shares are share awards granted under employee share ownership plans. Diluted earnings per share calculation excludes instruments which are considered antidilutive. At 31 December 2023, there are no instruments which are considered antidilutive (31 December 2022: nil; 30 June 2023: nil).

4	Each American Depositary Share (ADS) represents twice the earnings for BHP Group Limited ordinary share.
5	Headline earnings is a Johannesburg Stock Exchange defined performance measure and is reconciled from earnings attributable to ordinary shareholders as follows:

	Half year ended 31 Dec 2023 US$M	Half year ended 31 Dec 2022 US$M	Year ended 30 June 2023 US$M
Earnings attributable to BHP shareholders	927	6,457	12,921
Adjusted for:
(Gain)/loss on sales of PP&E, Investments and Operationsi	(37)	2	(9)
Impairments of property, plant and equipment, financial assets and intangibles	3,530	21	75
Tax effect of above adjustments	(1,023)	(1)	(17)

Subtotal of adjustments	2,470	22	49

Headline earnings	3,397	6,479	12,970

Diluted headline earnings	3,397	6,479	12,970

i	Included in other income.

BHP | Financial results for the half year ended 31 December 2023

7.	Dividends

	Half year ended 31 Dec 2023		Half year ended 31 Dec 2022		Year ended 30 June 2023
	Per share US cents	Total US$M	Per share US cents	Total US$M	Per share US cents	Total US$M
Dividends paid during the period
Prior year final dividend	80.0	4,065	175.0	8,858	175.0	8,858
Interim dividend	N/A	—	N/A	—	90.0	4,562

	80.0	4,065	175.0	8,858	265.0	13,420

Dividends paid during the period differs from the amount of dividends paid in the Consolidated Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the record date and the payment date. An additional derivative settlement of US$23 million was made as part of the funding of the final dividend paid during the period and is disclosed in ‘Proceeds from cash management related instruments’ in the Consolidated Cash Flow Statement.

Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited. Dividends determined on each ADS represent twice the dividend determined on each BHP Group Limited ordinary share.

Dividends are determined after period-end and announced with the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to the half year, on 20 February 2024, BHP Group Limited determined an interim ordinary dividend of 72 US cents per share (US$3,649 million), which will be paid on 28 March 2024 (31 December 2022: interim dividend of 90 US cents per share – US$4,559 million; 30 June 2023: final dividend of 80 US cents per share – US$4,052 million).

BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

BHP | Financial results for the half year ended 31 December 2023

8.	Financial risk management – Fair values

Recognition and measurement

All financial assets and liabilities, other than derivatives and trade receivables, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate. Financial assets are initially recognised on their trade date.

Financial assets are subsequently carried at fair value or amortised cost based on:

•	the Group’s purpose, or business model, for holding the financial asset;

•	whether the financial asset’s contractual terms give rise to cash flows that are solely payments of principal and interest.

The resulting Financial Statements classifications of financial assets can be summarised as follows:

Contractual cash flows	Business model	Category
Solely principal and interest	Hold in order to collect contractual cash flows	Amortised cost
Solely principal and interest	Hold in order to collect contractual cash flows and sell	Fair value through other comprehensive income
Solely principal and interest	Hold in order to sell	Fair value through profit or loss
Other	Any of those mentioned above	Fair value through profit or loss

Solely principal and interest refers to the Group receiving returns only for the time value of money and the credit risk of the counterparty for financial assets held. The main exceptions for the Group are provisionally priced receivables and derivatives which are measured at fair value through profit or loss under IFRS 9/AASB 9 ‘Financial Instruments’.

The Group has the intention of collecting payment directly from its customers in most cases, however the Group also participates in receivables financing programs in respect of selected customers. Receivables in these portfolios which are classified as ‘hold in order to sell’, are provisionally priced receivables and are therefore held at fair value through profit or loss prior to sale to the financial institution.

With the exception of derivative contracts and provisionally priced trade payables which are carried at fair value through profit or loss, the Group’s financial liabilities are classified as subsequently measured at amortised cost.

The Group may in addition elect to designate certain financial assets or liabilities at fair value through profit or loss or to apply hedge accounting where they are not mandatorily held at fair value through profit or loss.

Fair value measurement

The carrying amount of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The inputs used in fair value calculations are determined by the relevant segment or function. The functions support the assets and operate under a defined set of accountabilities authorised by the Executive Leadership Team. Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income according to the designation of the underlying instrument.

For financial assets and liabilities carried at fair value, the Group uses the following to categorise the inputs to the valuation method used based on the lowest level input that is significant to the fair value measurement as a whole:

IFRS 13 Fair value hierarchy	Level 1	Level 2	Level 3
Valuation inputs	Based on quoted prices (unadjusted) in active markets for identical financial assets and liabilities.	Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

BHP | Financial results for the half year ended 31 December 2023

Financial assets and liabilities

The financial assets and liabilities are presented by class in the table below at their carrying amounts.

	IFRS 13 Fair value hierarchy level[1]	IFRS 9 Classification	31 Dec 2023 US$M	30 June 2023 US$M
Current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	40	34
Current other derivative contracts[3]	2,3	Fair value through profit or loss	281	407
Current other financial assets[4]	3	Fair value through profit or loss	251	—
Current other investments[5]	1,2	Fair value through profit or loss	35	29
Non-current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	318	149
Non-current other derivative contracts[3]	2,3	Fair value through profit or loss	179	228
Non-current other financial assets[4]	3	Fair value through profit or loss	—	246
Non-current other financial assets[6]		Amortised cost	130	—
Non-current investment in shares	1,3	Fair value through other comprehensive income	181	224
Non-current other investments[5]	1,2	Fair value through profit or loss	242	268

Total other financial assets			1,657	1,585
Cash and cash equivalents		Amortised cost	10,319	12,428
Trade and other receivables[7]		Amortised cost	1,919	1,506
Provisionally priced trade receivables	2	Fair value through profit or loss	3,007	2,705

Total financial assets			16,902	18,224

Non-financial assets			83,086	83,072

Total assets			99,988	101,296

Current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	316	147
Current other derivative contracts	2	Fair value through profit or loss	325	176
Current other financial liabilities[8]		Amortised cost	71	79
Non-current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	1,225	1,608
Non-current other derivative contracts[3]	2,3	Fair value through profit or loss	14	82
Non-current other financial liabilities[8]		Amortised cost	368	467

Total other financial liabilities			2,319	2,559
Trade and other payables[9]		Amortised cost	5,429	5,338
Provisionally priced trade payables	2	Fair value through profit or loss	591	841
Bank overdrafts and short-term borrowings[10]		Amortised cost	—	5
Bank loans[10]		Amortised cost	2,543	7,502
Notes and debentures[10]		Amortised cost	16,209	11,819
Lease liabilities[11]			3,578	3,019
Other[10]		Amortised cost	74	—

Total financial liabilities			30,743	31,083

Non-financial liabilities			23,654	21,683

Total liabilities			54,397	52,766

1

All of the Group’s financial assets and financial liabilities recognised at fair value were valued using market observable inputs categorised as Level 2 unless specified otherwise in the following footnotes.

2

Cross currency and interest rate swaps are valued using market data including interest rate curves and foreign exchange rates. A discounted cash flow approach is used to derive the fair value of cross currency and interest rate swaps at the reporting date.

3	Includes net other derivative assets of US$90 million related to power purchase contract agreements that are categorised as Level 3 (30 June 2023: US$46 million).
4	Includes receivables contingent on future coal price and on outcome of future events relating to mining and regulatory approvals of US$251 million (30 June 2023: US$246 million).
5

Includes investments held by BHP Foundation which are restricted and not available for general use by the Group of US$271 million (30 June 2023: US$290 million) of which other investments (mainly US Treasury Notes) of US$133 million is categorised as Level 1 (30 June 2023: US$138 million).

6	Includes Senior notes relating to Samarco with a maturity date of 30 June 2031. Refer to note 9 ‘Significant events – Samarco dam failure’ for further information.
7	Excludes input taxes of US$595 million (30 June 2023: US$531 million) included in other receivables.
8	Includes the discounted settlement liability in relation to the cancellation of power contracts at the Group’s Escondida operations.
9	Excludes input taxes of US$114 million (30 June 2023: US$121 million) included in other payables.
10	All interest bearing liabilities, excluding lease liabilities, are unsecured.
11	Lease liabilities are measured in accordance with IFRS 16/AASB 16 ‘Leases’.

BHP | Financial results for the half year ended 31 December 2023

The carrying amounts in the table above generally approximate to fair value. In the case of US$533 million (30 June 2023: US$534 million) of fixed rate debt not swapped to floating rate, the fair value at 31 December 2023 was US$550 million (30 June 2023: US$538 million). The fair value is determined using a method that can be categorised as Level 2 and uses inputs based on benchmark interest rates, alternative market mechanisms or recent comparable transactions.

For financial instruments that are carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between categories during the period.

9.	Significant events – Samarco dam failure

As a result of the Samarco dam failure on 5 November 2015, BHP Billiton Brasil Ltda (BHP Brasil) and other Group entities continue to incur costs and maintain liabilities for future costs. The information presented in this note should be read in conjunction with section 7 ‘Samarco’, Financial Statements note 4 ‘Significant events – Samarco dam failure’ and Additional information section 8 ‘Legal proceedings’ in the 30 June 2023 Annual Report.

The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the half year ended 31 December 2023 are shown below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	Half year ended 31 Dec 2023 US$M	Half year ended 31 Dec 2022 US$M	Year ended 30 June 2023 US$M
Income statement
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure[1]	(54)	(47)	(103)
(Loss)/profit from equity accounted investments, related impairments and expenses:
Samarco dam failure provision[2]	(2,982)	18	(256)
Fair value change on forward exchange derivatives[3]	106	109	471

(Loss)/profit from operations	(2,930)	80	112
Net finance costs[4]	(190)	(222)	(452)

Loss before taxation	(3,120)	(142)	(340)
Income tax (expense)/benefit[5]	(53)	2	17

Loss after taxation	(3,173)	(140)	(323)

Balance sheet movement
Other financial assets[6]	130	—	—
Trade and other payables	(12)	—	(6)
Derivatives	(36)	83	337
Tax liabilities	(53)	2	17
Provisions	(2,851)	135	(260)

Net (increase)/decrease in liabilities	(2,822)	220	88

BHP | Financial results for the half year ended 31 December 2023

	Half year ended 31 Dec 2023 US$M	Half year ended 31 Dec 2022 US$M	Year ended 30 June 2023 US$M
Cash flow statement
Loss before taxation	(3,120)	(142)	(340)
Adjustments for:
Samarco dam failure provision[2]	2,982	(18)	256
Fair value change on forward exchange derivatives[3]	(106)	(109)	(471)
Proceeds from cash management related instruments	142	26	134
Net finance costs[4]	190	222	452
Changes in assets and liabilities:
Trade and other payables	12	—	6

Net operating cash flows	100	(21)	37

Net investment and funding of equity accounted investments[7]	(446)	(339)	(448)

Net investing cash flows	(446)	(339)	(448)

Net decrease in cash and cash equivalents	(346)	(360)	(411)

1	Includes legal and advisor costs incurred.

2

US$3,000 million (31 December 2022: US$(33) million; 30 June 2023: US$(33) million) change in estimate and US$(18) million (31 December 2022: US$15 million; 30 June 2023: US$289 million) exchange translation.

3

The Group enters into forward exchange contracts to limit the Brazilian reais exposure on the dam failure provisions. While not applying hedge accounting, the fair value changes in the forward exchange instruments are recorded within (Loss)/profit from equity accounted investments, related impairments and expenses in the Income Statement.

4	Amortisation of discounting of provision.

5	Includes tax on forward exchange derivatives and other taxes incurred during the period.

6	Senior notes relating to the Judicial Reorganisation (JR), described below, with a maturity date of 30 June 2031.

7

Includes US$(321) million (31 December 2022: US$(339) million; 30 June 2023: US$(448) million) utilisation of the Samarco dam failure provision and US$(125) million provided to Samarco following approval of the JR (31 Dec 2022: US$ nil; 30 June 2023: US$ nil) which subsequently converted into the Senior notes referred to in footnote 6, inclusive of accrued interest.

Equity accounted investment in Samarco

BHP Brasil’s investment in Samarco remains at US$ nil. No dividends have been received by BHP Brasil from Samarco during the period and Samarco currently does not have profits available for distribution.

Provision related to the Samarco dam failure

	31 Dec 2023 US$M	30 June 2023 US$M
At the beginning of the reporting period	3,681	3,421
Movement in provisions	2,851	260
Comprising:
Utilised	(321)	(448)
Adjustments charged to the income statement:
Change in cost estimate	3,000	(33)
Amortisation of discounting impacting net finance costs	190	452
Exchange translation	(18)	289

At the end of the reporting period	6,532	3,681

Comprising:
Current	1,871	1,876
Non-current	4,661	1,805

At the end of the reporting period	6,532	3,681

Samarco dam failure provision and contingencies

As at 31 December 2023, BHP Brasil has identified a provision and certain contingent liabilities arising as a consequence of the Samarco dam failure. The provision related to the Samarco dam failure recognised as at 31 December 2023 is US$6,532 million and reflects the Group’s best estimate of the potential outflows necessary to resolve all aspects of the Federal Public Prosecution Office BRL$155 billion claim and Framework Agreement obligations (see below).

Contingent liabilities will only be resolved when one or more uncertain future events occur or related impacts become capable of reliable measurement and, as such, determination of contingent liabilities disclosed in the financial statements requires significant judgement regarding the outcome of future events. A number of the claims below do not specify the amount of damages sought and, where this is specified, amounts could change as the matter progresses.

BHP | Financial results for the half year ended 31 December 2023

Ultimately, future changes in all those matters for which a provision has been recognised or contingent liability disclosed could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns.

The following table summarises the current status of significant ongoing matters relating to the Samarco dam failure, along with developments during the period, and the associated treatment in the Financial Statements:

Item	Provision	Contingent liability
Samarco dam failure – Framework Agreement

On 2 March 2016, BHP Brasil, Samarco and Vale S.A. (Vale) entered into a Framework Agreement with the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais, and certain other public authorities to establish a foundation (Fundação Renova) that is developing and executing environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure (the Framework Agreement).	✓	✘

Key programs include those for financial assistance and compensation of impacted persons and those for remediation of impacted areas and resettlement of impacted communities.

Samarco has primary responsibility for funding Fundação Renova with each of BHP Brasil and Vale having secondary funding obligations in proportion to their 50 per cent shareholding in Samarco. While Samarco has recommenced operations, Samarco’s long-term cash flow generation remains highly sensitive to factors including returning to full production capacity, commodity prices and foreign exchange rates.

Further, under the Samarco Judicial Reorganisation (refer to Samarco Judicial Reorganisation (JR) below), Samarco’s funding of obligations to remediate and compensate the damages resulting from the dam failure, including funding Fundaçăo Renova, is capped at US$1 billion for the period CY2024 to CY2030. Notwithstanding this cap, and subject to certain conditions, to the extent that Samarco each year has a positive cash balance after meeting its various obligations, during this period Samarco’s shareholders are able to direct 50 per cent of Samarco’s year end excess cash balance to fund remediation and compensation obligations.

Execution of the Programs is a key component in the resolution of the Federal Public Prosecution Office claim (outlined below). Therefore, the expected cost of completion of the Programs and Samarco’s potential ability to contribute to remediation and compensation obligations have been considered when determining BHP Brasil’s provision in relation to the Samarco dam failure at 31 December 2023.

Uncertainty exists around the scope and cost of the Programs, including as a result of ongoing legal actions in relation to the number of individuals eligible for compensation and the amount of damages to which they are entitled. Further information on the key areas of estimation uncertainty is provided in the ‘Key judgements and estimates’ section below.

Federal Public Prosecution Office claim

BHP Brasil is among the defendants named in a claim brought by the Brazilian Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$32 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure.	✓	✘

Since early CY2021, BHP Brasil, Samarco and, Vale have been engaging in negotiations with the Brazilian State and Federal Government and other public entities to seek a settlement of obligation sunder the Framework Agreement, the Federal Public Prosecution Office Claim, and other claims by government entities relating to the Samarco dam failure.

On 25 January 2024, the Federal Court of Brazil issued a decision in relation to the Federal Public Prosecution Office Claim quantifying collective moral damages arising from the Samarco dam failure. The decision found that Samarco, Vale and BHP Brasil are jointly and severally liable to pay collective moral damages in the amount of R$47.6 billion (US$9.75 billion) (to be adjusted for interest and inflation) when any and all appeals are finally determined.

On 1 February 2024, Samarco, Vale and BHP Brasil filed a clarification motion with the Federal Court of Brazil in respect of certain factual inaccuracies in the decision, including the calculation of damages. A decision remains pending.

BHP Brasil also intends to appeal the decision, challenging the merits and amount of damages. The appeal process is estimated to take approximately two to five years.

BHP | Financial results for the half year ended 31 December 2023

Item	Provision	Contingent liability

As at 30 June 2023, the Group disclosed a contingent liability in relation to the Federal Public Prosecution Office claim as, given the status of the claim and ongoing settlement negotiations, it was not possible to reliably estimate the potential outcomes of the claim beyond the estimated costs of completing the programs under the Framework Agreement, which are being executed in relation to financial assistance and compensation of impacted persons, remediation of impacted areas and resettlement of impacted communities.

The Group has considered the additional information available from the status of settlement negotiations, the judicial decision regarding collective moral damages, updates to the estimated costs of executing the Framework Agreement programs, and the extent to which Samarco may be in a position to fund any future outflows to increase the provision related to the Samarco dam failure to US$6,532 million at 31 December 2023.

The provision at 31 December 2023 reflects the Group’s best estimate of outflows required to resolve all aspects of the Federal Public Prosecution Office claim, being reparation, compensation and moral damages.

Significant uncertainty remains around the resolution of the Federal Public Prosecution Office Claim and the Framework Agreement obligations, and there is a risk that outcomes may be materially higher or lower than amounts reflected in BHP Brasil’s provision for the Samarco dam failure.

Key areas of uncertainty include the outcomes of appeals relating to the judicial decision regarding collective moral damages, the terms of any potential future settlement agreement in respect of the Federal Public Prosecution Office claim and the extent to which Samarco is able to directly fund any future obligations relating to reparation, compensation and moral damages. Further information on the key areas of estimation uncertainty is provided in the ‘Key judgements and estimates’ section below.

BHP Brasil, Samarco and Vale continue to maintain security, as required by a Governance Agreement, ratified on 8 August 2018, with the security currently comprising insurance bonds and a charge over certain Samarco assets.

Australian class action claim

BHP Group Limited is named as a defendant in a shareholder class action filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Limited on the Australian Securities Exchange (ASX) or shares in BHP Group Plc (now BHP Group (UK) Ltd) on the London Stock Exchange (LSE) and Johannesburg Stock Exchange (JSE) in periods prior to the Samarco dam failure.	✘	✓

The amount of damages sought is unspecified.

United Kingdom group action claims

BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited (BHP Defendants) are named as defendants in group action claims for damages filed in the courts of England. These claims were filedon behalf of certain individuals, municipalities, businesses, faith-based institutions and communities in Brazil allegedly impacted by the Samarco dam failure.	✘	✓

The amount of damages sought in these claims is unspecified. A trial in relation to the BHP Defendant’s liability for the dam failure is listed for October 2024.

In December 2022, the BHP Defendants filed their defence and a contribution claim against Vale. The contribution claim contends that if the BHP Defendant’s defence is not successful and the BHP Defendants are ordered to pay damages to the claimants, Vale should contribute to any amount payable. Vale contested the jurisdiction of the English courts to determine this contribution claim on the basis that the Brazilian courts are a more appropriate forum, with the court dismissing Vale’s application on 7 August 2023. In November 2023, the English courts refused Vale’s request for permission to appeal that decision. Vale also challenged the jurisdiction of the English courts on the basis that the claims are covered by an arbitration clause and should be submitted to arbitration in Brazil. In December 2023, the English courts dismissed Vale’s arbitration challenge, and Vale has not sought permission to appeal from that decision. Accordingly, the contribution claim will proceed in the UK.

In January 2024, the BHP Defendants were served with a new group action filed in the courts of England on behalf of additional individuals and businesses in Brazil allegedly impacted by the Samarco dam failure. The new action makes broadly the same claims as the original action and the amount of damages sought in these claims is unspecified.

BHP | Financial results for the half year ended 31 December 2023

Item	Provision	Contingent liability

Criminal charges

The Federal Prosecutors’ Office has filed criminal charges against BHP Brasil, Samarco and Vale and certain employees and former employees of BHP Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais.	✘	✓

BHP Brasil rejects outright the charges against the company and the Affected Individuals and is defending itself from all charges while fully supporting each of the Affected Individuals in their defence of the charges.

Civil public action commenced by Associations concerning the use of TANFLOC for water treatment

The Vila Lenira Residents Association, State of Espirito Santo Rural Producers and Artisans Association, Colatina Velha Neighbourhood Residents Association, and United for the Progress of Palmeiras Neighbourhood Association have filed a lawsuit against Samarco, BHP Brasil and Vale and others, including the State of Minas Gerais, the State of Espirito Santo and the Federal Government.	✘	✓

The plaintiffs allege that the defendants carried out a clandestine study on the citizens of the locations affected by the Fundăo Dam Failure, using TANFLOC – a tannin-based flocculant/coagulant – that is currently used for wastewater treatment applications. The plaintiffs claim that this product allegedly put the population at risk due to its alleged experimental qualities.

The plaintiffs are seeking multiple kinds of relief – material damages, moral damages, loss of profits – and that the defendants should pay for water supply in all locations where there is no water source other than the Doce River.

On 17 November 2023, the Court dismissed the case without prejudice on the basis of a lack of standing by the Associations to sue and procedural deficiencies in the complaint filed. The plaintiffs filed a motion for clarification and a decision is pending.

Other claims

BHP Brasil is among the companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisations, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova.	✘	✓

The lawsuits include claims for compensation, environmental reparation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including reparation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief.

In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies and individuals of the Brazilian government and are ongoing.

Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against BHP Brasil and other Group entities in Brazil or other jurisdictions.

The outcomes of these claims and proceedings remain uncertain and continue to be disclosed as contingent liabilities.

Commitments

Under the terms of the Samarco joint venture agreement, BHP Brasil does not have an existing obligation to fund Samarco.

However, BHP Brasil has agreed to fund a total of up to US$925 million for the Fundação Renova programs during calendar year 2024. Any additional requests for funding or future investment provided would be subject to a future decision by BHP Brasil, accounted for at that time.

BHP | Financial results for the half year ended 31 December 2023

Samarco judicial reorganisation

Samarco filed for Judicial Reorganisation (JR) in April 2021, with the Second Business State Court for the Belo Horizonte District of Minas Gerais, State of Minas Gerais, Brazil (JR Court), following enforcement actions taken by certain financial creditors of Samarco which threatened Samarco’s operations.

The JR was an insolvency proceeding that provided a means for Samarco to restructure its financial debts and establish a stable financial position to allow Samarco to continue to rebuild its operations and strengthen its ability to meet obligations in relation to reparation, compensation and moral damages in relation to the Samarco dam failure. Samarco’s operations continued during the JR proceeding.

On 28 July 2023, Samarco and one of the financial creditors jointly filed a consensual Judicial Reorganisation Plan (Consensual Plan) with the JR Court. The parties also filed terms of adhesion that demonstrate approval of the Consensual Plan by the majority of Samarco’s creditors as required under Brazilian Bankruptcy Law.

On 1 September 2023, the JR Court ratified the Consensual Plan. Following the ratification, Samarco entered into definitive debt restructure agreements with its financial creditors to implement the debt restructure, including the exchange of Samarco’s existing financial debt for US$3.6 billion of long-term unsecured debt that matures in June 2031 and remains non-recourse to Samarco’s shareholders. Further, as part of the agreement Samarco issued Senior notes to its Shareholders which also mature in June 2031.

The debt restructure does not impact Fundaçăo Renova’s ability to undertake the Programs under the Framework Agreement. Samarco continues to have primary responsibility for funding Fundaçăo Renova and each of BHP Brasil and Vale will continue to have secondary responsibility to fund 50% of Fundaçăo Renova if Samarco does not meet its funding obligations under the Framework Agreement. Under the Consensual Plan, Samarco’s funding obligation to remediate and compensate the damages resulting from the dam failure, including funding Fundação Renova, is capped at US$1 billion for the period CY2024 to CY2030 (Renova Cap). Notwithstanding the Renova Cap, and subject to certain conditions, to the extent that Samarco each year has a positive cash balance after meeting its various obligations including operating capital requirements, debt service and Renova Cap requirements, Samarco’s shareholders are able to direct 50% of Samarco’s year end excess cash balance to fund remediation and compensation obligations.

BHP Brasil has considered the extent to which Samarco may be in a position to fund any future outflows, when determining the dam failure related provision at 31 December 2023.

BHP | Financial results for the half year ended 31 December 2023

Key judgements and estimates

Judgements

The outcomes of litigation are inherently difficult to predict and significant judgement has been applied in assessing the likely outcome of legal claims and determining which legal claims require recognition of a provision or disclosure of a contingent liability. The facts and circumstances relating to these cases are regularly evaluated in determining whether a provision for any specific claim is required.

Management has determined that a provision can be recognised at 31 December 2023 to reflect the estimated costs to resolve all aspects of the Federal Public Prosecution Office claim and the Framework Agreement. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted above, given their status.

Estimates

The provision for the Samarco dam failure reflects the Group’s estimate of the costs to resolve all aspects of the Federal Public Prosecution Office claim and Framework Agreement and requires the use of significant judgements, estimates and assumptions.

While the provision has been measured based on the latest information available, changes in facts and circumstances are likely in future reporting periods and may lead to material revisions to these estimates and there is a risk that outcomes may be materially higher or lower than amounts currently reflected in the provision. However, it is currently not possible to determine what facts and circumstances may change, therefore revisions in future reporting periods due to the key estimates and factors outlined below cannot be reliably measured.

The key estimates that may have a material impact upon the provision in the next and future reporting periods include the:

•

the scope and cost of completing the programs under the Framework Agreement, including as a result of ongoing legal actions in relation to the number of people eligible for compensation and the amount of damages to which they are entitled;

•	the outcomes of appeals relating to the judicial decision regarding collective moral damages, including any appeals that may be lodged by the Brazilian Federal Public Prosecution Office;

•

the terms of any potential future settlement agreement in respect of the Federal Public Prosecution Office Claim, including amounts payable, obligations of the parties to perform ongoing programs of work in relation to reparation and compensation, and the period of time over which any settlement amounts may be payable; and

•

the extent to which Samarco is able to directly fund any future obligations relating to reparation, compensation or moral damages. Samarco’s long-term cash flow generation remains highly sensitive to factors including its ability to return to full production capacity, commodity prices and foreign exchange rates.

The provision may also be affected by factors including but not limited to updates to discount and foreign exchange rates.

In addition, the provision may be impacted by decisions in, or resolution of, existing and potential legal claims in Brazil and other jurisdictions, including the outcome of the United Kingdom group action claims.

Given these factors, future actual cash outflows may differ from the amounts currently provided and changes to any of the key assumptions and estimates outlined above could result in a material impact to the provision in the next and future reporting periods.

BHP | Financial results for the half year ended 31 December 2023

10.	Business combinations

On 2 May 2023 (Acquisition Date), the Group acquired 100 per cent of the issued share capital of OZ Minerals Limited (OZL) for a net cash consideration of US$5.9 billion. The terms of the acquisition did not include any contingent consideration.

There have been no significant adjustments to the provisional fair values as at 31 December 2023. Due to the size, complexity and timing of the acquisition, the valuation process is ongoing and will be completed within 12 months of the acquisition.

Refer to note 29 of the 30 June 2023 annual consolidated Financial Statements contained within the Annual Report of the Group for details of the acquisition.

11.	Assets and liabilities directly associated with assets held for sale

On 18 October 2023, the Group announced that BHP and Mitsubishi Development Pty Ltd (MDP) had entered into an Asset Sale Agreement to divest the Blackwater and Daunia mines (which are part of the BHP Mitsubishi Alliance (BMA) metallurgical coal joint venture in Queensland) to Whitehaven Coal (Buyer). Each of BHP and MDP hold a 50% interest in BMA.

The purchase price comprises US$2.1 billion cash on completion, US$1.1 billion in cash over 3 years after completion and the potential for up to US$0.9 billion in a price-linked earnout payable over 3 years on a 100% interest basis. Subject to the satisfaction of certain conditions, including customary competition and regulatory requirements, transaction completion is expected to occur in the June 2024 quarter. The Buyer has paid a US$100 million deposit (US$50 million BHP share) on signing which BHP and MDP are entitled to retain in certain limited circumstances if the proposed divestment is terminated.

BMA will continue to operate the assets until completion. The Buyer will assume economic and operating control of the Blackwater and Daunia mines on completion of the sale, including all current and future environmental liabilities and rehabilitation obligations.

At 31 December 2023, the Group’s share of assets and liabilities have been classified as ‘Assets held for sale’ and ‘Liabilities directly associated with the assets held for sale’. Blackwater and Daunia mines are not considered to meet the criteria for classification as a discontinued operation given their relative size to the Group and the Coal segment.

The assets and liabilities classified as current assets and liabilities held for sale are presented in the table below:

31 Dec 2023 US$M
Assets
Inventories	140
Property, plant and equipment	1,382
Intangible assets	45
Other	3

Total assets	1,570

Liabilities
Interest bearing liabilities	69
Other financial liabilities	45
Provisions	638

Total liabilities	752

Net assets	818

12.	Subsequent events

Other than the matters outlined elsewhere in this Financial Report, no matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

BHP | Financial results for the half year ended 31 December 2023

Directors’ Report

The Directors present their report together with the half year Financial Statements for the half year ended 31 December 2023 and the auditor’s review report thereon.

Review of Operations

A detailed review of the Group’s operated and non-operated assets, the results of those operations during the half year ended 31 December 2023 and likely future developments are given on pages 1 to 26. The Review of Operations has been incorporated into, and forms part of, this Directors’ Report.

Principal Risks and Uncertainties

The principal risks affecting the Group are described on pages 73 to 81 of the Group’s Annual Report for the year ended 30 June 2023 (a copy of which is available on the Group’s website at www.bhp.com) and are grouped into the categories of risks listed below. Our principal risks may occur as a result of our activities globally, including in connection with our operated and non-operated assets, third parties engaged by BHP or through our value chain. Our principal risks, individually or collectively, could threaten our viability, strategy, business model, future performance, solvency or liquidity and reputation. They could also materially and adversely affect the health and safety of our people or members of the public, the environment, the communities where we or our third-party partners operate, or the interests of our stakeholders, which could in each case, lead to litigation, regulatory investigation or enforcement action (including class actions or actions arising from contractual, legacy or other liabilities associated with divested assets), or a loss of stakeholder and/or investor confidence. There are no material changes in those risk factors for the first six months of this financial year except to the extent described in the ‘Outlook’ section.

•

Operational events: Risks associated with operational events in connection with our activities globally, resulting in significant adverse impacts on our people, communities, the environment or our business.

•

Significant social or environmental impacts: Risks associated with significant impacts of our operations on and contributions to communities and environments throughout the life cycle of our assets and across our value chain.

•	Low-carbon transition: Risks associated with the transition to a low-carbon economy.

•

Adopting technologies and maintaining digital security: Risks associated with adopting and implementing new technologies, and maintaining the effectiveness of our existing digital landscape (including cyber defences) across our value chain.

•

Ethical misconduct: Risks associated with actual or alleged deviation from societal or business expectations of ethical behaviour (including breaches of laws or regulations) and wider or cumulative organisational cultural failings, resulting in significant reputational impacts.

•

Optimising growth and portfolio returns: Risks associated with our ability to position our asset portfolio to generate returns and value for shareholders, including through acquisitions, mergers and divestments. Long-term price volatility, sustained low prices or increases in costs may adversely affect BHP’s financial performance as our products are usually sold at prevailing market prices and generally BHP does not have the ability to offset costs through price increases.

•	Accessing key markets: Risks associated with market concentration and our ability to sell and deliver products into existing and future key markets, impacting our economic efficiency.

•

Inadequate business resilience: Risks associated with unanticipated or unforeseeable adverse events and a failure of planning and preparedness to respond to, manage and recover from adverse events (including potential physical climate-related impacts).

BHP | Financial results for the half year ended 31 December 2023

Dividend

Full details of dividends are given on page 4.

Board of Directors

The Directors of BHP at any time during or since the end of the half year ended 31 December 2023 are:

Ken MacKenzie – Chairman since 1 September 2017 (a Director since 22 September 2016)

Mike Henry – an Executive Director since 1 January 2020

Terry Bowen – a former Director from 1 October 2017 to 1 November 2023

Xiaoqun Clever-Steg – a Director since 1 October 2020

Ian Cockerill – a Director since 1 April 2019

Gary Goldberg – a Director since 1 February 2020

Michelle Hinchliffe – a Director since 1 March 2022

Christine O’Reilly – a Director since 12 October 2020

Catherine Tanna – a Director since 4 April 2022

Dion Weisler – a Director since 1 June 2020

Auditor’s independence declaration

Ernst & Young in Australia are the auditors of BHP Group Limited. Their auditor’s independence declaration under Section 307C of the Australian Corporations Act 2001 is set out on page 52 and forms part of this Directors’ Report.

Rounding of amounts

BHP Group Limited is an entity to which Australian Securities and Investments Commission (ASIC) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 applies. Amounts in the Directors’ Report and half year Financial Statements have been rounded to the nearest million dollars in accordance with ASIC Instrument 2016/191.

Signed in accordance with a resolution of the Board of Directors.

/s/ Ken MacKenzie
Ken MacKenzie – Chair

/s/ Mike Henry
Mike Henry – Chief Executive Officer

Dated this 20th day of February 2024

BHP | Financial results for the half year ended 31 December 2023

Directors’ Declaration of Responsibility

The half year Financial Report is the responsibility of, and has been approved by, the Directors. In accordance with a resolution of the Directors of BHP Group Limited, the Directors declare that:

(a)

in the Directors’ opinion and to the best of their knowledge, the half year Financial Statements and notes, set out on pages 27 to 48, have been prepared in accordance with the Australian Corporations Act 2001, including:

(i)	complying with applicable accounting standards and the Australian Corporations Regulations 2001; and

(ii)	giving a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as at 31 December 2023 and of its performance for the half year ended on that date;

(b)

for the purposes of the Disclosure Guidance and Transparency Rules in the United Kingdom, to the best of the Directors’ knowledge, the Directors’ Report, which incorporates the Review of Operations on pages 1 to 26, includes: a fair review of (i) the important events during the first six months of the current financial year and their impact on the half year Financial Statements; (ii) a description of the principal risks and uncertainties for the remaining six months of the year; and (iii) related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the Group during that period, and changes in the related party transactions described in the last annual report that could have such a material effect; and

(c)	in the Directors’ opinion, there are reasonable grounds to believe that BHP Group Limited will be able to pay its debts as and when they become due and payable.

Signed on behalf of the Directors in accordance with a resolution of the Board of Directors.

/s/ Ken MacKenzie
Ken MacKenzie – Chair

/s/ Mike Henry
Mike Henry – Chief Executive Officer

Dated this 20th day of February 2024

Ernst & Young 8 Exhibition Street Melbourne VIC 3000 Australia GPO Box 67 Melbourne VIC 3001	Tel: +61 3 9288 8000 Fax: +61 3 8650 7777 ey.com/au

Auditor’s Independence Declaration to the Directors of BHP Group Limited

As lead auditor for the review of the financial report of BHP Group Limited for the half year ended 31 December 2023, I declare to the best of my knowledge and belief, there have been:

a.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review;

b.	No contraventions of any applicable code of professional conduct in relation to the review; and

c.	No non-audit services provided that contravene any applicable code of professional conduct in relation to the review.

This declaration is in respect of BHP Group Limited and the entities it controlled during the financial period.

/s/ Ernst & Young
Ernst & Young

/s/ Rodney Piltz
Rodney Piltz
Partner
20 February 2024

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

Ernst & Young 8 Exhibition Street Melbourne VIC 3000 Australia GPO Box 67 Melbourne VIC 3001	Tel: +61 3 9288 8000 Fax: +61 3 8650 7777 ey.com/au

Independent auditor’s review report to the members of BHP Group Limited

Conclusion

We have reviewed the accompanying half year financial report of BHP Group Limited and its subsidiaries (collectively the Group), which comprises the consolidated balance sheet as at 31 December 2023, the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the half year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of the Group does not comply with the Corporations Act 2001, including:

a.	Giving a true and fair view of the consolidated financial position of the Group as at 31 December 2023 and of its consolidated financial performance for the half year ended on that date; and

b.

Complying with International Accounting Standard IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Directors’ responsibilities for the half year financial report

The directors of the Company are responsible for the preparation of the half year financial report that gives a true and fair view in accordance with International Accounting Standards as issued by the IASB, Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

Auditor’s responsibilities for the review of the half year financial report

Our responsibility is to express a conclusion on the half year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2023 and its performance for the half year ended on that date, and complying with International Accounting Standard IAS 34 Interim Financial Reporting as issued by the IASB, Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

/s/ Ernst & Young
Ernst & Young

/s/ Rodney Piltz
Rodney Piltz
Partner
Melbourne
20 February 2024

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

BHP

Non-IFRS Financial

Information

Half year ended

31 December 2023

BHP | Financial results for the half year ended 31 December 2023

Non-IFRS financial information

We use various non-IFRS financial information to reflect our underlying financial performance.

Non-IFRS financial information is not defined or specified under the requirements of IFRS, but is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. The non-IFRS financial information and the below reconciliations included in this document are unaudited. The non-IFRS financial information presented is consistent with how management review financial performance of the Group with the Board and the investment community.

The “Definition and calculation of non-IFRS financial information” section outlines why we believe non-IFRS financial information is useful and the calculation methodology. We believe non-IFRS financial information provides useful information, however should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

The following tables provide reconciliations between non-IFRS financial information and their nearest respective IFRS measure.

Exceptional items

To improve the comparability of underlying financial performance between reporting periods, some of our non-IFRS financial information adjusts the relevant IFRS measures for exceptional items. Refer to the Group’s Financial Report for further information on exceptional items.

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Group’s Consolidated Financial Statements. The exceptional items included within the Group’s profit for the financial periods are detailed below.

Half year ended 31 December	2023 US$M	2022 US$M
Revenue	—	—
Other income	—	—
Expenses excluding net finance costs, depreciation, amortisation and impairments	(54)	(47)
Depreciation and amortisation	—	—
Net impairments	(3,500)	—
(Loss)/profit from equity accounted investments, related impairments and expenses	(2,876)	127

Profit/(loss) from operations	(6,430)	80

Financial expenses	(190)	(222)
Financial income	—	—

Net finance costs	(190)	(222)

Profit/(loss) before taxation	(6,620)	(142)

Income tax (expense)/benefit	978	2
Royalty-related taxation (net of income tax benefit)	—	—

Total taxation (expense)/benefit	978	2

Profit/(loss) after taxation	(5,642)	(140)

Total exceptional items attributable to non-controlling interests	—	—
Total exceptional items attributable to BHP shareholders	(5,642)	(140)

Exceptional items attributable to BHP shareholders per share (US cents)	(111.3)	(2.8)

Weighted basic average number of shares (Million)	5,067	5,064

BHP | Financial results for the half year ended 31 December 2023

Non-IFRS financial information derived from Consolidated Income Statement

Underlying attributable profit

	2023	2022
Half year ended 31 December	US$M	US$M
Profit after taxation attributable to BHP shareholders	927	6,457
Total exceptional items attributable to BHP shareholders[1]	5,642	140

Underlying attributable profit	6,569	6,597

1	Refer to Exceptional items for further information.

Underlying basic earnings per ordinary share

	2023	2022
Half year ended 31 December	US cents	US cents
Basic earnings per ordinary share	18.3	127.5
Exceptional items attributable to BHP shareholders per share[1]	111.3	2.8

Underlying basic earnings per ordinary share	129.6	130.3

1	Refer to Exceptional items for further information.

Underlying EBITDA

	2023	2022
Half year ended 31 December	US$M	US$M
Profit from operations	4,803	10,833
Exceptional items included in profit from operations[1]	6,430	(80)

Underlying EBIT	11,233	10,753

Depreciation and amortisation expense	2,629	2,456
Net impairments	3,513	21
Exceptional items included in Depreciation, amortisation and impairments[1]	(3,500)	—

Underlying EBITDA	13,875	13,230

1	Refer to Exceptional items for further information.

BHP | Financial results for the half year ended 31 December 2023

Underlying EBITDA – Segment

Half year ended 31 December 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group
Profit from operations	2,438	5,788	652	(4,075)	4,803
Exceptional items included in profit from operations[1]	—	2,899	—	3,531	6,430
Depreciation and amortisation expense	1,031	971	322	305	2,629
Net impairments	4	8	1	3,500	3,513
Exceptional items included in Depreciation, amortisation and impairments[1]	—	—	—	(3,500)	(3,500)

Underlying EBITDA	3,473	9,666	975	(239)	13,875

Half year ended 31 December 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group
Profit from operations	1,938	6,768	2,294	(167)	10,833
Exceptional items included in profit from operations[1]	—	(111)	—	31	(80)
Depreciation and amortisation expense	875	980	336	265	2,456
Net impairments	1	4	1	15	21
Exceptional items included in Depreciation, amortisation and impairments[1]	—	—	—	—	—

Underlying EBITDA	2,814	7,641	2,631	144	13,230

1	Refer to Exceptional items for further information.
2

Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel (which is made up of Nickel West and West Musgrave which was acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd), legacy assets and consolidation adjustments.

Underlying EBITDA – Group and unallocated items

Half year ended 31 December 2023 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Net impairments	Exceptional items included in Depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(130)	—	1	—	—	(129)
Western Australia Nickel[2]	(3,740)	3,500	66	3,500	(3,500)	(174)
Other[3]	(205)	31	238	—	—	64

Total	(4,075)	3,531	305	3,500	(3,500)	(239)

Half year ended 31 December 2022 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Net impairments	Exceptional items included in Depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(88)	—	1	—	—	(87)
Western Australia Nickel[2]	50	—	49	—	—	99
Other[3]	(129)	31	215	15	—	132

Total	(167)	31	265	15	—	144

1	Refer to Exceptional items for further information.
2	Western Australia Nickel includes Nickel West and West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd).
3	Other includes functions, other unallocated operations, legacy assets and consolidation adjustments.

BHP | Financial results for the half year ended 31 December 2023

Underlying EBITDA margin

Half year ended 31 December 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	7,435	14,050	3,786	726	25,997
Revenue – Third-party products	1,223	12	—	—	1,235

Revenue	8,658	14,062	3,786	726	27,232

Underlying EBITDA – Group production	3,445	9,667	975	(239)	13,848
Underlying EBITDA – Third-party products	28	(1)	—	—	27

Underlying EBITDA[2]	3,473	9,666	975	(239)	13,875

Segment contribution to the Group’s Underlying EBITDA[3]	25%	68%	7%		100%
Underlying EBITDA margin[4]	46%	69%	26%		53.3%

Half year ended 31 December 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	6,317	11,813	5,566	1,010	24,706
Revenue – Third-party products	988	9	—	10	1,007

Revenue	7,305	11,822	5,566	1,020	25,713

Underlying EBITDA – Group production	2,806	7,641	2,631	144	13,222
Underlying EBITDA – Third-party products	8	—	—	—	8

Underlying EBITDA[2]	2,814	7,641	2,631	144	13,230

Segment contribution to the Group’s Underlying EBITDA[3]	22%	58%	20%		100%
Underlying EBITDA margin[4]	44%	65%	47%		53.5%

1

Group and unallocated items includes functions, other unallocated operations, including Potash, Western Australia Nickel (which is made up of Nickel West and West Musgrave which was acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd), legacy assets and consolidation adjustments.

2

We differentiate sales of our production (which may include third-party product feed) from direct sales of third-party products to better measure our operational profitability as a percentage of revenue. We may buy and sell third-party products to ensure a steady supply of product to our customers where there is occasional production variability or shortfalls from our assets.

3	Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.
4	Underlying EBITDA margin excludes third-party products.

Effective tax rate

	2023			2022
Half year ended 31 December	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	3,982	(2,276)	57.2	10,181	(3,055)	30.0
Adjusted for:
Exchange rate movements	—	(29)		—	11
Exceptional items[1]	6,620	(978)		142	(2)

Adjusted effective tax rate	10,602	(3,283)	31.0	10,323	(3,046)	29.5

1	Refer to Exceptional items for further information.

BHP | Financial results for the half year ended 31 December 2023

Non-IFRS financial information derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

Half year ended 31 December	2023 US$M	2022 US$M
Capital expenditure (purchases of property, plant and equipment)	4,545	2,871
Add: Exploration and evaluation expenditure	199	156

Capital and exploration expenditure (cash basis)	4,744	3,027

Free cash flow

Half year ended 31 December	2023 US$M	2022 US$M
Net operating cash flows	8,884	6,770
Net investing cash flows	(5,079)	(3,289)

Free cash flow	3,805	3,481

Non-IFRS financial information derived from Consolidated Balance Sheet

Net debt and gearing ratio

	31 Dec 2023 US$M	31 Dec 2022 US$M	30 June 2023 US$M
Interest bearing liabilities – Current	2,839	2,015	7,173
Interest bearing liabilities – Non-current	19,565	12,686	15,172

Total interest bearing liabilities	22,404	14,701	22,345

Comprising:
Borrowing	18,826	12,007	19,326
Lease liabilities	3,578	2,694	3,019

Less: Lease liability associated with index-linked freight contracts	840	247	287

Less: Cash and cash equivalents	10,319	9,605	12,428

Less: Net debt management related instruments[1]	(1,183)	(2,063)	(1,572)
Less: Net cash management related instruments[2]	(220)	2	36

Less: Total derivatives included in net debt	(1,403)	(2,061)	(1,536)

Net debt	12,648	6,910	11,166

Net assets	45,591	46,552	48,530

Gearing	21.7%	12.9%	18.7%

1	Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities.
2	Represents the net forward exchange contracts related to cash management included within current and non-current other financial assets and liabilities.

BHP | Financial results for the half year ended 31 December 2023

Net debt waterfall

	31 Dec 2023 US$M	31 Dec 2022 US$M
Net debt at the beginning of the period	(11,166)	(333)

Net operating cash flows	8,884	6,770
Net investing cash flows	(5,079)	(3,289)
Net financing cash flows	(5,983)	(10,911)

Net (decrease)/increase in cash and cash equivalents	(2,178)	(7,430)

Carrying value of interest bearing liability net repayments/(proceeds)	1,324	1,340

Carrying value of debt related instruments settlements/(proceeds)	—	383

Carrying value of cash management related instruments (proceeds)/settlements	(311)	(274)

Fair value change on hedged loans	(345)	754
Fair value change on hedging derivatives	323	(659)
Foreign currency exchange rate changes on cash and cash equivalents	74	(201)
Lease additions (excluding leases associated with index-linked freight contracts)	(298)	(320)
Transfer to liability directly associated with assets held for sale	69	—
Other	(140)	(170)

Non-cash movements	(317)	(596)

Net debt at the end of the period	(12,648)	(6,910)

Net operating assets

	31 Dec 2023 US$M	31 Dec 2022 US$M
Net assets	45,591	46,552

Less: Non-operating assets
Cash and cash equivalents	(10,319)	(9,605)
Trade and other receivables[1]	(12)	(22)
Other financial assets[2]	(1,197)	(1,219)
Current tax assets	(446)	(444)
Deferred tax assets	(76)	(54)
Assets held for sale[3]	(1,570)	—

Add: Non-operating liabilities
Trade and other payables[4]	272	149
Interest bearing liabilities	22,404	14,701
Other financial liabilities[5]	1,761	2,276
Current tax payable	290	469
Non-current tax payable	39	65
Deferred tax liabilities	3,325	3,367
Liabilities directly associated with the assets held for sale[3]	752	—

Net operating assets	60,814	56,235

1	Represents external finance receivable and accrued interest receivable included within other receivables.
2

Represents cross currency and interest rate swaps, forward exchange contracts related to cash management and investment in shares, other investments and receivables contingent on outcome of future events relating to mining and regulatory approvals.

3	Represents Blackwater and Daunia coal assets and liabilities classified as held for sale as at 31 December 2023.
4	Represents accrued interest payable included within other payables.
5	Represents cross currency and interest rate swaps and forward exchange contracts related to cash management.

BHP | Financial results for the half year ended 31 December 2023

Other non-IFRS financial information

Principal factors that affect Revenue, Profit from operations and Underlying EBITDA

The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for half year ended 31 December 2023 and relates them back to our Consolidated Income Statement.

	Revenue US$M	Total expenses, Other income and Profit/ (loss) from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and Exceptional Items US$M	Underlying EBITDA US$M
Half year ended 31 December 2022
Revenue	25,713
Other income		269
Expenses excluding net finance costs		(15,429)
Profit/(loss) from equity accounted investments, related impairments and expenses		280

Total other income, expenses excluding net finance costs and Profit/(loss) from equity accounted investments, related impairments and expenses		(14,880)

Profit from operations			10,833
Depreciation, amortisation and impairments				2,477
Exceptional item included in Depreciation, amortisation and impairments				—
Exceptional items				(80)

Underlying EBITDA					13,230

Change in sales prices	629	—	629	—	629
Price-linked costs	—	147	147	—	147

Net price impact	629	147	776	—	776

Change in volumes	228	32	260	—	260

Operating cash costs	—	(372)	(372)	—	(372)
Exploration and business development	—	(64)	(64)	—	(64)

Change in controllable cash costs[1]	—	(436)	(436)	—	(436)

Exchange rates	(1)	81	80	—	80
Inflation on costs	—	(507)	(507)	—	(507)
Fuel, energy, and consumable price movements	—	340	340	—	340
Non-cash	—	(119)	(119)	—	(119)
One-off items	—	—	—	—	—

Change in other costs	(1)	(205)	(206)	—	(206)

Asset sales	—	38	38	—	38
Ceased and sold operations	(98)	75	(23)	—	(23)
New and acquired operations	610	(370)	240	—	240
Other	151	(155)	(4)	—	(4)

Depreciation, amortisation and impairments	—	(165)	(165)	165	—
Exceptional items	—	(6,510)	(6,510)	6,510	—

Half year ended 31 December 2023
Revenue	27,232
Other income		261
Expenses excluding net finance costs		(19,982)
(Loss)/profit from equity accounted investments, related impairments and expenses		(2,708)

Total other income, expenses excluding net finance costs and Profit/(loss) from equity accounted investments, related impairments and expenses		(22,429)

Profit from operations			4,803
Depreciation, amortisation and impairments				6,142
Exceptional item included in Depreciation, amortisation and impairments				(3,500)
Exceptional items				6,430

Underlying EBITDA					13,875

1

Collectively, we refer to the change in operating cash costs and change in exploration and business development as Change in controllable cash costs. Operating cash costs by definition do not include non-cash costs. The change in operating cash costs also excludes the impact of exchange rates and inflation, changes in fuel, energy costs and consumable costs, changes in exploration and evaluation and business development costs and one-off items. These items are excluded so as to provide a consistent measurement of changes in costs across all segments, based on the factors that are within the control and responsibility of the segment.

BHP | Financial results for the half year ended 31 December 2023

Underlying return on capital employed (ROCE)

	31 Dec 2023 US$M	31 Dec 2022 US$M
Profit after taxation	1,706	7,126
Exceptional items[1]	5,642	140

Subtotal	7,348	7,266
Adjusted for:
Net finance costs	821	652
Exceptional items included within net finance costs[1]	(190)	(222)
Income tax expense on net finance costs	(187)	(166)

Profit after taxation excluding net finance costs and exceptional items	7,792	7,530

Annualised Profit after taxation excluding net finance costs and exceptional items	15,584	15,060

Net assets at the beginning of the period	48,530	48,766
Net debt at the beginning of the period	11,166	333

Capital employed at the beginning of the period	59,696	49,099

Net assets at the end of the period	45,591	46,552
Net debt at the end of the period	12,648	6,910

Capital employed at the end of the period	58,239	53,462

Average capital employed	58,968	51,281

Underlying Return on Capital Employed	26.4%	29.4%

1	Refer to Exceptional items for further information.

Underlying return on capital employed (ROCE) by segment

Half year ended 31 December 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	3,242	12,180	1,032	(870)	15,584
Average capital employed	31,029	14,406	6,743	6,790	58,968

Underlying Return on Capital Employed	10%	85%	15%	—	26.4%

Half year ended 31 December 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	2,776	9,352	3,250	(318)	15,060
Average capital employed	25,184	15,273	5,934	4,890	51,281

Underlying Return on Capital Employed	11%	61%	55%	—	29.4%

1

Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel (which is made up of Nickel West and West Musgrave which was acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd), legacy assets and consolidation adjustments.

BHP | Financial results for the half year ended 31 December 2023

Underlying return on capital employed (ROCE) by asset

Half year ended 31 December 2023 US$M	Western Australia Iron Ore	Antamina	Escondida	BHP Mitsubishi Alliance	Pampa Norte	Copper South Australia[1]	Western Australia Nickel[2]	Potash[3]	New South Wales Energy Coal[4]	Other	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	12,184	426	2,484	822	258	372	(514)	(258)	300	(490)	15,584
Average capital employed	19,718	1,382	10,693	6,903	4,221	14,462	1,648	4,859	(338)	(4,580)	58,968

Underlying Return on Capital Employed	62%	31%	23%	12%	6%	3%	(31%)	—	—	—	26.4%

Half year ended 31 December 2022 US$M	Western Australia Iron Ore	Antamina	Escondida	BHP Mitsubishi Alliance	Pampa Norte	Copper South Australia[1]	Western Australia Nickel[2]	Potash[3]	New South Wales Energy Coal[4]	Other	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	9,362	346	2,464	1,626	86	98	(2)	(114)	1,706	(512)	15,060
Average capital employed	19,123	1,308	10,209	6,250	4,498	9,189	1,089	3,789	(546)	(3,628)	51,281

Underlying Return on Capital Employed	49%	26%	24%	26%	2%	1%	(0%)	—	—	—	29.4%

1	Includes Olympic Dam as well as Prominent Hill and Carrapateena which were acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd.
2	Western Australia Nickel includes Nickel West and West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd).
3	Potash ROCE has not been shown because it is distorted as the asset is non-producing and in its development phase.
4	NSWEC ROCE has not been shown as it is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments.

BHP | Financial results for the half year ended 31 December 2023

Unit costs

Unit costs do not include the re-allocation to Assets in FY2024 of the costs associated with the employee entitlements and allowances review conducted in FY2023, which were reported in Group and Unallocated in that period.

The calculation of Escondida and Spence unit costs is set out in the table below.

	Escondida unit costs		Spence unit costs
US$M	H1 FY2024	H1 FY2023	H1 FY2024	H1 FY2023
Revenue	4,427	4,089	1,029	892
Underlying EBITDA	2,347	2,160	428	295

Gross costs	2,080	1,929	601	597

Less: by-product credits	248	190	49	40
Less: freight	89	110	22	23

Net costs	1,743	1,629	530	534

Sales (kt)	522.6	512.1	121.4	110.5
Sales (Mlb)	1,152.1	1,129.0	267.6	243.6

Cost per pound (US$)[1]	1.51	1.44	1.98	2.19

1	H1 FY24 based on average realised exchange rates of USD/CLP 874 (H1 FY23 USD/CLP 920).

The calculation of WAIO unit costs is set out in the table below.

	WAIO unit costs
US$M	H1 FY2024	H1 FY2023
Revenue	13,991	11,756
Underlying EBITDA	9,646	7,623

Gross costs	4,345	4,133

Less: freight	979	1,020
Less: re-allocation of costs associated with the employee entitlements and allowances review	33	—
Less: royalties	992	793

Net costs	2,341	2,320

Sales (kt, equity share)	126,786	126,753

Cost per tonne (US$)[1]	18.46	18.30

1	H1 FY24 based on an average realised exchange rate of AUD/USD 0.65 (H1 FY23 AUD/USD 0.67).

The calculation of BMA unit costs is set out in the table below.

	BMA unit costs
US$M	H1 FY2024	H1 FY2023
Revenue	2,882	3,598
Underlying EBITDA	810	1,426

Gross costs	2,072	2,172

Less: freight	14	19
Less: re-allocation of costs associated with the employee entitlements and allowances review	4	—
Less: royalties	631	799

Net costs	1,423	1,354

Sales (kt, equity share)	11,031	13,509

Cost per tonne (US$)[1]	129.00	100.23

1	H1 FY24 based on an average realised exchange rate of AUD/USD 0.65 (H1 FY23 AUD/USD 0.67).

BHP | Financial results for the half year ended 31 December 2023

Definition and calculation of Non-IFRS financial information

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information are useful	Calculation methodology
Underlying attributable profit	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and is also the basis on which our dividend payout ratio policy is applied.	Profit after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders.
Underlying basic earnings per share	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Underlying attributable profit divided by the weighted basic average number of shares.
Underlying EBITDA

Used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Each is a measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources.

Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).

Underlying EBITDA margin		Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.
Underlying EBIT

Used to help assess current operational profitability excluding net finance costs and taxation expense (each of which are managed at the Group level) as well as Discontinued operations and any exceptional items.

Earnings before net finance costs, taxation expense, Discontinued operations and any exceptional items. Underlying EBIT includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).

Profit from operations

Earnings before net finance costs, taxation expense and Discontinued operations. Profit from operations includes Revenue, Other income, Expenses excluding net finance costs and BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).

Capital and exploration expenditure	Used as part of our Capital Allocation Framework to assess efficient deployment of capital. Represents the total outflows of our operational investing expenditure.	Purchases of property, plant and equipment and exploration and evaluation expenditure.
Free cash flow

It is a key measure used as part of our Capital Allocation Framework. Reflects our operational cash performance inclusive of investment expenditure, which helps to highlight how much cash was generated in the period to be available for the servicing of debt and distribution to shareholders.

Net operating cash flows less net investing cash flows.
Net debt

Net debt shows the position of gross debt less index-linked freight contracts offset by cash immediately available to pay debt if required and any associated derivative financial instruments. Liability associated with index-linked freight contracts, which are required to be remeasured to the prevailing freight index at each reporting date, are excluded from the net debt calculation due to the short-term volatility of the index they relate to not aligning with how the Group uses net debt for decision making in relation to the Capital Allocation Framework. Net debt includes the fair value of derivative financial instruments used to hedge cash and borrowings to reflect the Group’s risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates.

Interest bearing liabilities less liability associated with index-linked freight contracts less cash and cash equivalents less net cross currency and interest rate swaps less net cash management related instruments for the Group at the reporting date.

Gearing ratio		Ratio of Net debt to Net debt plus Net assets.

BHP | Financial results for the half year ended 31 December 2023

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information are useful	Calculation methodology
Net debt, along with the gearing ratio, is used to monitor the Group’s capital management by relating net debt relative to equity from shareholders.
Net operating assets

Enables a clearer view of the assets deployed to generate earnings by highlighting the net operating assets of the business separate from the financing and tax balances. This measure helps provide an indicator of the underlying performance of our assets and enhances comparability between them.

Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our net debt, assets held for sale, liabilities directly associated with assets held for sale and tax balances.

Underlying return on capital employed (ROCE)	Indicator of the Group’s capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.

Profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed. Profit after taxation excluding exceptional items and net finance costs (after taxation) is profit after taxation excluding exceptional items, net finance costs and the estimated taxation impact of net finance costs. These are annualised for a half year end reporting period. The estimated tax impact is calculated using a prima facie taxation rate on net finance costs (excluding any foreign exchange impact). Average capital employed is calculated as the average of net assets less net debt for the last two reporting periods.

Adjusted effective tax rate	Provides an underlying tax basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	Total taxation expense/(benefit) excluding exceptional items and exchange rate movements included in taxation expense/(benefit) divided by Profit before taxation excluding exceptional items.
Unit cost

Used to assess the controllable financial performance of the Group’s assets for each unit of production. Unit costs are adjusted for site specific non-controllable factors to enhance comparability between the Group’s assets.

Ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excludes freight, re-allocation of the costs associated with the employee entitlements and allowance review in FY2023, and other costs, depending on the nature of each asset. Freight is excluded as the Group believes it provides a similar basis of comparison to our peer group. The re-allocation to Assets in FY2024 of the costs associated with the employee entitlements and allowances review in FY2023 are excluded in Asset unit costs as these costs were already recognised in Group and Unallocated in FY2023.

Escondida and Spence unit costs exclude:

•  by-product credits being the favourable impact of by-products (such as gold or silver) to determine the directly attributable costs of copper production.

WAIO and BMA unit costs exclude:

•  royalties as these are costs that are not deemed to be under the Group’s control, and the Group believes exclusion provides a similar basis of comparison to our peer group.

BHP | Financial results for the half year ended 31 December 2023

Definition and calculation of principal factors

The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows:

Principal factor	Method of calculation

Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.

Price-linked costs	Change in price-linked costs (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.

Change in volumes	Change in sales volumes for each operation multiplied by the prior year average realised price less variable unit cost.

Controllable cash costs	Total of operating cash costs and exploration and business development costs.

Operating cash costs

Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel, energy, and consumable price movements, non-cash costs and one-off items as defined below for each operation from the prior period to the current period.

Exploration and evaluation and business development	Exploration and evaluation and business development expense in the current period minus exploration and business development expense in the prior period.

Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.

Inflation on costs

Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.

Fuel, energy, and consumable price movements	Fuel and energy expense and price differences above inflation on consumables in the current period minus fuel and energy expense in the prior period.

Non-cash	Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period.

One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.

Asset sales	Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period.

Ceased and sold operations	Underlying EBITDA for operations that ceased or were sold in the current period minus Underlying EBITDA for operations that ceased or were sold in the prior period.

New and acquired operations	Underlying EBITDA for operations that were acquired in the current period minus Underlying EBITDA for operations that were acquired in the prior period.

Share of profit/(loss) from equity accounted investments	Share of profit/(loss) from equity accounted investments for the current period minus share of profit/(loss) from equity accounted investments in the prior period.

Other	Variances not explained by the above factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: February 20, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary